Exhibit 99.1

Annual Report 2016 Building Value.

Kinross is a global gold mining company with strong and consistent operating results driven by a high performance culture. With nine mines in three regions, our focus is delivering value based on the core principles of operational excellence, balance sheet strength and responsible mining. TSX: K Toronto Stock Exchange NYSE: KGC New York Stock Exchange Dvoinoye Fort Knox Kupol Kettle River-Buckhorn Toronto Bald Mountain Round Mountain Tasiast Chirano Paracatu La Coipa Letter to Shareholders 1 2016 Achievements 4 Corporate Governance Highlights 6 Directors + Senior Leadership 6 Financial Summary 7 Financial Review 7 Cautionary Statement on Forward-Looking Information 76 Operating mine Organic development projects All gures in U.S. dollars and from continuing operations Endnotes can be found on page 78 of this 2016 Annual Report

J. Paul Rollinson President and Chief Executive Officer 2.8 Million RECORD PRODUCTION AU EQ. OZ. (ATTRIBUTABLE)1 $1.1 Billion OPERATING CASH FLOW $2.3 Billion IN LIQUIDITY CEO Letter to Shareholders In 2016, Kinross delivered strong results both at our mining operations and at the organic projects that will shape our future. Our production of 2.8 million gold equivalent ounces (Au eq. oz.) set a new company record as we continued to rank among the world’s largest gold producers. Despite the challenges we faced throughout 2016, we met our guidance on production and costs for the fifth straight year, reflecting a culture of continuous improvement, operational excellence, and disciplined cost management. Our solid operational performance, combined with an improved gold price, generated robust cash flow of more than $1 billion. We continued to maintain significant liquidity and one of the strongest balance sheets in the industry, giving us the financial strength and flexibility to fund our pipeline of organic development projects. We took major steps to advance those projects, which we expect will extend the life of our mines and maintain consistent and quality production, while reducing costs and growing cash flow. At Tasiast, we began building Phase One of an expansion to deliver the full value of this world-class deposit, while launching a feasibility study on Phase Two. At Bald Mountain, our drilling program doubled reserves and added new resources which extended estimated mine life, and confirmed the significant upside potential we saw when we acquired the asset. We also made progress advancing additional organic projects at our other sites, including our two Russian operations and the Round Mountain Phase W expansion, all of which have the potential to extend mine life or expand production. 2016 Highlights Remained one of the safest mining companies in our sector Produced a record 2.8 million Au eq. oz. at a cost of sales of $712 per Au eq. oz. and an all-in sustaining cost of $984 per Au eq. oz. Met or exceeded production and cost guidance for the fifth consecutive year Generated $465 million of free cash flow, and $1.1 billion in operating cash flow, a 32% increase year-over-year Maintained one of the strongest balance sheets in the industry by ending the year with $827 million in cash and total liquidity of approximately $2.3 billion Paid down $250 million of debt and have no scheduled debt repayments until 2020 Launched Phase One of Tasiast mill expansion, which is on track for full production in Q2 2018, and began a feasibility study on Phase Two Doubled mineral reserve estimates and added new mineral resources at Bald Mountain for a potential significant mine life extension Added high-margin ounces to mine life in Russia with the September Northeast and Moroshka projects Upgraded and added to mineral resource estimates as part of Round Mountain Phase W feasibility study Identified promising brownfield exploration opportunities at Kupol, Tasiast, Fort Knox, and Kettle River Spent more than $2 billion in countries where we operate through local purchasing, wages and taxes to benefit local communities and provide economic value KINROSS GOLD ANNUAL REPORT 2016 1

2017 Outlook We forecast another year of solid operating results in 2017, with gold output consistent with recent years, and production cost of sales in line with 2016. Production is forecast 3 to be 2.5 – 2.7 million Au eq. oz., with production cost of sales of $660 – $720 per Au eq. oz. and all-in sustaining costs of $925 – $1,025 per Au eq. oz. In addition, we are leveraging our strong nancial position to invest approximately $455 million in our development projects and our future. Generating Future Value at Our Organic Projects We expect 2017 to be an exciting year of milestones at the organic development projects in our three regions. These projects include large expansions expected to signi cantly lower production costs, as well as mine life extensions at some of our most successful operations. These organic projects also offer the major bene ts of established infrastructure, familiar permitting and operating jurisdictions to lower execution risk. Tasiast Expansion Entering 2017, Phase One of our Tasiast mill expansion is on budget and on schedule for startup in the second quarter of 2018. Once complete, Phase One is expected to almost double Tasiast’s production to approximately 400,000 Au. eq. oz., and signi cantly reduce all-in sustaining costs. Our two-step approach to developing Tasiast is designed to minimize capital and execution risk as we realize the ore body’s great long-term potential. The feasibility study for Phase Two is on schedule to be completed in the third quarter of 2017, and we expect to make a development decision at that time. Phase Two is forecast to double mine production once again and further reduce production costs. This would make Tasiast one of the largest, lowest cost mines in our portfolio, and signi cantly reduce the Company’s overall all-in sustaining cost per ounce. 2017E Gold 22 % Russia Production 1,3 2.5 – 2.7 million Au eq. oz. 17% West Africa 61% Americas Bald Mountain At Bald Mountain in Nevada, our goal of doubling reserves was achieved ahead of schedule, adding a total of 1 million ounces from both the North and South areas to estimated proven and probable gold reserves as of year-end 2016. We also added 0.27 million gold ounces to the inferred mineral resources.4 This is expected to signi cantly increase the mine life estimate and con rms our vision of Bald Mountain as a long-life asset with considerable upside potential. We see numerous opportunities for additional resource conversions and exploration success, given the site’s large under-explored land package and pipeline of high-quality targets. We are on track to double production and reduce unit costs at Bald Mountain in 2017 compared with 2016, and expect continued strong production and lower costs in future years. Round Mountain At the Round Mountain Phase W project in Nevada, we upgraded 1.3 million gold ounces of resources and added 1.7 million gold ounces to inferred resources. We expect to complete work on a feasibility study at Phase W in the third quarter of 2017, with the aim of extending mine life at one of our high-performing operations. Russia We have had good success extending mine life at our combined Kupol-Dvoinoye operation, which has been a standout contributor to our portfolio. Our September Northeast project near Dvoinoye was completed on time and on budget, and stripping has now commenced. At Moroshka, four kilometres from Kupol, mining is on schedule to commence in the rst half of 2018. These two additional ore sources are expected to add high-margin ounces and extend current mine life at Kupol-Dvoinoye to 2021. 2 KINROSS GOLD ANNUAL REPORT 2016

Exploration In 2017, we are intensifying our exploration focus on extensions to known zones of mineralization at our mine sites, which has proven to be a successful strategy for nding economic ounces that add to near-term mine life. Kupol is a high priority. Drilling has revealed that mineralization is open in all directions in certain zones, and further drilling, geological interpretation, and resource estimation for the target extensions will be a major focus in 2017. Other priority targets are Fort Knox in the East and South Wall of the pit, Bald Mountain, and Kettle River, where we have identi ed potentially promising opportunities in the State of Washington’s Curlew district. Balance Sheet Strength We are well positioned to fund these organic opportunities, given our signi cant liquidity and one of the strongest balance sheets in the industry. In 2016, we generated free cash ow of $465 million, and ended the year with $827 million in cash and $1.4 billion in undrawn credit facilities for total liquidity of approximately $2.3 billion, a trailing net debt to EBITDA ratio of 0.8, and no debt maturities until 2020. Our Commitment to Responsible Mining Responsible mining is core to our strategy and day-to-day activities. Our approach combines company-wide policies and standards with site-based responsibility plans to ensure we consistently deliver on our commitments, both in managing operational impacts and generating opportunities for our host communities. Stakeholder engagement underlies our history of strong and co-operative community relations. In 2016, we had more than 123,000 stakeholder interactions, including community members, government representatives, and non-pro t organizations at our sites. We also spent more than $2 billion in the countries where we operate through wages, local purchasing, and taxes, ensuring we generate direct and indirect economic value in our host communities. For the seventh consecutive year, Kinross Gold was named one of Canada’s Best 50 Corporate Citizens by Corporate Knights magazine in 2016, placing rst among gold mining companies for the second year in a row. The Kinross Value Proposition In 2016, we were among the top performing major gold equities and, with the strong foundation we have built on operational excellence and balance sheet strength, we are poised to continue building value for our shareholders. Our strengths add up, and today we are a major gold producer with: A ve-year track record for consistently delivering operational results and meeting production and cost targets; A strong culture of continuous improvement and cost management; A steadfast commitment to balance sheet strength; An impressive pipeline of low-risk organic development projects at our existing operations to potentially extend mine life and continue our strong and consistent production at a lower cost in the coming years; One of the best safety records in the industry; A long history of co-operative relations with our host communities and governments, built on our core values and commitment to responsible mining; A highly skilled global team determined to continue delivering on our commitments. We believe these strong fundamentals equate to a compelling value opportunity – and promise Kinross a bright future in the years ahead. In closing, I want to thank our employees worldwide for their dedication and hard work, and our shareholders for your continued support. J. Paul Rollinson President and Chief Executive Of cer KINROSS GOLD ANNUAL REPORT 2016 3

2016 Achievements Operational Excellence 5years Fifth consecutive year meeting or outperforming our production and cost guidance. 2.8million1 Au eq. oz. Delivered record production due to strong operating performance and acquisition of Bald Mountain and 50% of Round Mountain. $1.1billion in operating cash ow Increased operating cash ow by 32% year-over-year. Financial Discipline $1.43 billion $827 million undrawn cash and cash credit equivalents $2.3 billion in liquidity Maintained one of the strongest balance sheets in the industry. $827million strong cash position Ended the year in a strong cash position with $827 million in cash and cash equivalents. zero debt maturities until 2020 With no debt maturities until 2020, we have the nancial exibility to fund our pipeline of organic projects. Organic Growth regions advancing organic 3projects High-quality opportunities are expected to extend mine life at our operations in Russia, the Americas and West Africa. Tasiast Phase One on schedule on budget Tasiast Phase One project is on track to begin full production in Q2 2018 and is expected to almost double production and signi cantly reduce costs. + doubled mineral reserves at Bald Mountain4 Doubled Bald Mountain’s mineral reserves to 2.1 million Au eq. oz., which is expected to extend mine life and con rmed the site’s signi cant upside potential. 4 KINROSS GOLD ANNUAL REPORT 2016

Responsible Mining 0.93 0.56 0.43 0.38 0.33 0.35 2011 2012 2013 2014 2015 2016 WORKFORCE SAFETY (Total reportable injury frequency rate includes all employees and contractors for 200,000 hours worked) Continued to deliver strong safety performance and remained among the top performers in the industry. +123 thousand stakeholder interactions Our success depends upon effective, honest dialogue and engagement with stakeholders in our host communities. By listening to them, we understand both their concerns and their vision for the development of their community. $2billion in-country spending The majority of direct and indirect economic value we generate through metal sales is spent in host countries, through local purchasing, taxes and wages. 97% of workforce from host countries Creating meaningful livelihoods for our employees is one of the most powerful impacts of our business. over1million bene ciaries We contributed to 778 local community programs, initiatives and events with more than one million bene ciaries from our local communities. 33% diversity board target met The Board of Directors maintained its diversity target with six men and three women on the Board in 2016. 100% certi ed for CN All Kinross mine sites are now certi ed under the International Cyanide Management Code with the certi cation of the Tasiast mine. zero reportable spills Kinross sites experienced no reportable spills or accidental releases in 2016. 100% trained security All of Kinross’ security workforce trained under our Human Rights Adherence and Veri cation Program. KINROSS GOLD ANNUAL REPORT 2016 5

Corporate Governance Highlights The Board of Directors met eight times, six of which were independent of management. The directors met independent of management at all regularly scheduled Board meetings. All directors were independent, except the CEO. All committees comprised solely of independent directors. Achieved Board diversity target of 33% women directors. Completed comprehensive review and update of the Kinross Code of Business Conduct and Ethics, Whistleblower Policy and the Disclosure, Confidentiality and Insider Trading Policy. Kinross ranked 26th out of 231 companies in the Globe and Mail annual corporate governance survey. Kinross received a score of 90 out of 100 points, and was the top ranked gold mining company for the second consecutive year and the third highest among all mining companies. Scored 134 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness. Board of Directors (left to right) John E. Oliver Independent Chair H Ian Atkinson Corporate Director CGN, CR John A. Brough Corporate Director A, H John M.H. Huxley Corporate Director A, CGN, H Ave G. Lethbridge Corporate Director A, H Catherine McLeod-Seltzer Corporate Director CGN, CR Kelly J. Osborne Corporate Director CGN, CR Una M. Power Corporate Director A, CR J. Paul Rollinson President and Chief Executive Officer A Audit and Risk Committee CGN Corporate Governance and Nominating Committee CR Corporate Responsibility and Technical Committee H Human Resource and Compensation Committee Senior Leadership Team (left to right) Paul B. Tomory (front) Senior Vice-President and Chief Technical Officer Lauren M. Roberts Senior Vice-President and Chief Operating Officer Gina M. Jardine Senior Vice-President, Human Resources J. Paul Rollinson President and Chief Executive Officer Tony S. Giardini Executive Vice-President and Chief Financial Officer Geoffrey P. Gold (front) Executive Vice-President, Corporate Development, External Affairs, and Chief Legal Officer 6 KINROSS GOLD ANNUAL REPORT 2016

Financial Summary (In millions except ounces, per share amounts, gold price and per ounce amounts) 2016 2015 2014 Revenue $3,472.0 $ 3,052.2 $ 3,466.3 Net cash flow of continuing operations provided from operating activities 1,099.2 831.6 858.1 Adjusted operating cash flow from continuing operations2 926.7 786.6 1,023.8 Impairment charges 139.6 699.0 1,251.4 Net loss from continuing operations 5 (104.0) (984.5) (1,400.0) Net loss from continuing operations attributable to common shareholders 1 Basic (0.08) (0.86) (1.22) Diluted (0.08) (0.86) (1.22) Adjusted net earnings (loss) 2 from continuing operations 93.0 (91.0) 131.1 Adjusted net earnings (loss) 2 from continuing operations per share 0.08 (0.08) 0.11 Production cost of sales per equivalent ounce sold2 712 696 720 All-in sustaining cost per gold equivalent ounce sold 2 984 975 973 Capital expenditures 633.8 610.0 631.8 Average realized gold price per ounce 1,249 1,159 1,263 Attributable gold equivalent ounces produced from continuing operations 1 2,789,150 2,594,652 2,710,390 Financial Review Management’s Discussion and Analysis MDA 1 Management’s Responsibility for Financial Statements FS 1 Independent Auditors’ Report of Registered Public Accounting Firm FS 3 Consolidated Financial Statements and Notes FS 5 Mineral Reserve and Mineral Resource Statement 68 Summarized Five-Year Review 75 Kinross Share Trading Data 75 KINROSS GOLD ANNUAL REPORT 2016 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

This management’s discussion and analysis (“MD&A”), prepared as of February 15, 2017, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2016 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2016 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2016 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2016, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis” and in the “Cautionary Statement on Forward-Looking Information” on pages 56 – 57 of this MD&A. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.     DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2016	2015
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain(a)	Kinross	U.S.A.	100%	50%
Bald Mountain(a)	Kinross	U.S.A.	100%	—
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)	On January 11, 2016, the Company acquired the remaining 50% interest in the Round Mountain mine and 100% of the Bald Mountain Gold mine (“Bald Mountain”) from Barrick Gold Corporation (“Barrick”).

(b)	The Kupol segment includes the Kupol and Dvoinoye mines.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
per ounce amounts)	2016	2015	2014	Change	% Change (d)	Change	% Change
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,810,345	2,620,262	2,739,044	190,083	7%	(118,782)	(4%)
Sold (c)	2,778,902	2,634,867	2,743,398	144,035	5%	(108,531)	(4%)
Attributable gold equivalent ounces (a)
Produced (c)	2,789,150	2,594,652	2,710,390	194,498	7%	(115,738)	(4%)
Sold (c)	2,758,306	2,608,870	2,715,358	149,436	6%	(106,488)	(4%)
Financial Highlights
Metal sales	$3,472.0	$3,052.2	$3,466.3	$419.8	14%	$(414.1)	(12%)
Production cost of sales	$1,983.8	$1,834.8	$1,971.2	$149.0	8%	$(136.4)	(7%)
Depreciation, depletion and amortization	$855.0	$897.7	$874.7	$(42.7)	(5%)	$23.0	3%
Impairment charges	$139.6	$699.0	$1,251.4	$(559.4)	(80%)	$(552.4)	(44%)
Operating earnings (loss)	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%
Net loss attributable to common shareholders	$(104.0)	$(984.5)	$(1,400.0)	$880.5	89%	$415.5	30%
Basic loss per share attributable to common shareholders	$(0.08)	$(0.86)	$(1.22)	$0.78	91%	$0.36	30%
Diluted loss per share attributable to common shareholders	$(0.08)	$(0.86)	$(1.22)	$0.78	91%	$0.36	30%
Adjusted net earnings (loss) attributable to common shareholders (b)	$93.0	$(91.0)	$131.1	$184.0	nm	$(222.1)	(169%)
Adjusted net earnings (loss) per share (b)	$0.08	$(0.08)	$0.11	$0.16	200%	$(0.19)	(173%)
Net cash flow provided from operating activities	$1,099.2	$831.6	$858.1	$267.6	32%	$(26.5)	(3%)
Adjusted operating cash flow (b)	$926.7	$786.6	$1,023.8	$140.1	18%	$(237.2)	(23%)
Capital expenditures	$633.8	$610.0	$631.8	$23.8	4%	$(21.8)	(3%)
Average realized gold price per ounce	$1,249	$1,159	$1,263	$90	8%	$(104)	(8%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$714	$696	$719	$18	3%	$(23)	(3%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$712	$696	$720	$16	2%	$(24)	(3%)
Attributable(a) production cost of sales per ounce sold on a by-product basis (b)	$696	$684	$705	$12	2%	$(21)	(3%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$975	$971	$965	$4	0%	$6	1%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$984	$975	$973	$9	1%	$2	0%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,073	$1,047	$1,072	$26	2%	$(25)	(2%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,079	$1,049	$1,077	$30	3%	$(28)	(3%)

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1 and 2014 - 66.29:1).

(d)	“nm” means not meaningful.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Consolidated Financial Performance

2016 vs. 2015

Kinross’ attributable production increased by 7% compared with 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain (the “acquisition”). These increases were partially offset by lower production at Chirano due to a decrease in grades, at Tasiast due to lower recovery from the dump leach pads and the 6 week temporary suspension of operations, and at Maricunga as a result of the suspension of mining activities.

Metal sales increased by 14% in 2016 compared with 2015 due to an increase in metal prices realized and gold equivalent ounces sold. The average realized gold price increased to $1,249 per ounce in 2016 from $1,159 per ounce in 2015 Gold equivalent ounces sold in 2016 increased to 2,778,902 ounces from 2,634,867 ounces in 2015, primarily due to the increase in production described above.

Production cost of sales increased by 8% compared with 2015, primarily due to the increase in gold equivalent ounces sold as described above, as well as an increase in operating waste mined at Fort Knox, partially offset by lower costs at Maricunga, Tasiast and Kupol due to decreases in gold equivalent ounces sold, lower fuel and labour costs at Kupol, and favourable foreign exchange movements at Paracatu resulting from the effectiveness of the Company’s hedge program. The increase in production cost of sales resulted in higher attributable production cost of sales per equivalent ounce sold compared with 2015.

During 2016, depreciation, depletion and amortization decreased by 5% compared with 2015, primarily due to a decrease in the depreciable asset base at Fort Knox and Kupol. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015 and a decrease in gold equivalent ounces sold. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition.

At September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga Cash Generating Unit (“CGU”). As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also recorded an inventory impairment charge of $71.3 million related to metals and supplies inventory as a result of the suspension. During 2015, the Company recorded after-tax impairment charges of $430.2 million related to property plant and equipment, and impairment charges of $259.5 million related to inventory and other assets in 2015.

Operating earnings increased to $46.3 million in 2016 from an operating loss of $742.9 million in the same period of 2015. The change in earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

During 2016, net loss attributable to common shareholders was $104.0 million, or $0.08 per share, compared with a net loss attributable to common shareholders of $984.5 million, or $0.86 per share, in 2015. The change was primarily a result of the increase in operating earnings described above. In addition, an income tax expense of $49.6 million was recorded in 2016, compared with an income tax expense of $141.7 million in 2015. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to remeasurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for 2016 was 26.5% (2015 – 26.5%).

Adjusted net earnings attributable to common shareholders was $93.0 million, or $0.08 per share, for 2016 compared with adjusted net loss attributable to common shareholders of $91.0 million, or $0.08 per share, in 2015. The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2016, net cash flow provided from operating activities increased to $1,099.2 million from $831.6 million in 2015 and adjusted operating cash flow increased to $926.7 million from $786.6 million in 2015, both primarily due to the increase in margins.

Capital expenditures increased by 4% in 2016 compared with 2015, primarily due to increased spending resulting from the acquisition as well as at Kupol, Tasiast and Chirano, partially offset by lower spending at Fort Knox, Maricunga and the Corporate and other segment.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

During 2016, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with 2015. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2015, primarily due to an increase in non-sustaining capital and reclamation expenditures.

2015 vs. 2014

Kinross’ attributable production decreased by 4% compared with 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Maricunga as a result of the extreme weather event that occurred in March 2015. In addition, production decreased at Kettle River–Buckhorn due to a decrease in grades and at Paracatu, largely due to lower mill throughput as a result of planned mine sequencing and lack of rainfall. These decreases were partially offset by higher production at Round Mountain largely due to improved heap leach performance and at Fort Knox due to higher mill grades.

During 2015, metal sales declined by 12% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. The average realized gold price decreased to $1,159 per ounce in 2015 from $1,263 per ounce in 2014. Gold equivalent ounces sold in 2015 decreased to 2,634,867 ounces compared with 2,743,398 ounces in 2014, primarily due to the decrease in gold equivalent ounces produced as described above.

Production cost of sales decreased by 7% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements. The decrease in costs also resulted in a 3% decrease in attributable production cost of sales per equivalent ounce sold compared with 2014.

During 2015, depreciation, depletion and amortization increased by 3% compared with 2014, primarily due to increases in the depreciable asset base at Round Mountain, the Kupol segment, Tasiast, Fort Knox and Chirano. These increases were partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

As at December 31, 2015, upon completion of the annual assessment of the carrying value of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of a reduction in the Company’s short-term and long-term gold price forecast. The impairment charge was entirely related to property plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast and $43.0 million at Round Mountain. The impairment charge at Fort Knox was net of a tax recovery of $9.3 million. In addition, during 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. During 2014, the Company recorded after-tax impairment charges of $932.2 million, comprising goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million. The Company also recorded inventory impairment charges of $167.6 million in 2014.

The operating loss decreased to $742.9 million in 2015 from $1,027.2 million in 2014. The change was primarily due to the decrease in impairment charges, partially offset by lower metal sales.

During 2015, net loss from continuing operations attributable to common shareholders was $984.5 million, or $0.86 per share, compared with $1,400.0 million, or $1.22 per share, in 2014. The change was primarily a result of the decrease in operating loss as described above. In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company’s investment in Cerro Casale was recorded in other income (expense). These decreases were partially offset by an increase in income tax expense. During 2015, the Company recorded a tax expense of $141.7 million compared with $109.7 million in 2014. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net loss attributable to common shareholders was $91.0 million, or $0.08 per share, for 2015 compared with adjusted net earnings attributable to common shareholders of $131.1 million, or $0.11 per share, in 2014. The decrease in adjusted net earnings was primarily due to the decrease in margins.

During 2015, net cash flow provided from operating activities decreased by 3% compared with 2014. The decrease in cash flows was primarily the result of the decrease in metal sales, partially offset by favourable working capital changes and lower production costs. Adjusted operating cash flow decreased to $786.6 million in 2015 compared with $1,023.8 million in 2014, primarily due to the decrease in metal sales.

mda 4

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Capital expenditures decreased by 3% in 2015 compared with 2014, primarily due to reduced spending at Kupol and at Tasiast, partially offset by increased spending at Fort Knox.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased slightly compared with 2014, mainly due to the decrease in attributable ounces sold and an increase in sustaining capital expenditures, largely offset by lower production costs as described above.

Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with 2014, primarily due to a decrease in non-sustaining capital expenditures at Tasiast, Chirano and the Kupol segment.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at year-end 2016 were approximately 31.0 million ounces. The decrease of 2.2 million ounces in estimated gold reserves compared to year-end 2015 was mainly a result of depletion across the Company’s portfolio and reclassification of reserves to resources at Maricunga, offset by reserve increases at Bald Mountain.

Proven and probable silver reserves at year-end 2016 were estimated at approximately 37.4 million ounces, a net decrease of 3.6 million ounces compared with year-end 2015, primarily due to production depletion offset by increases at Round Mountain and Kupol.

Proven and probable copper reserves at year-end 2016, which are exclusively at Cerro Casale, were estimated at approximately 1.4 billion pounds, unchanged from year-end 2015.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 15, 2017.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

2.       IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2016, the price of gold fluctuated between a low of $1,075 per ounce in January to a high of $1,366 per ounce in July. The average price for the year based on the London Bullion Market Association PM Fix was $1,251 per ounce, a $91 per ounce increase over the 2015 average price of $1,160 per ounce. Major influences on the gold price in 2016 included the strengthening of the U.S. dollar, with the U.S Federal Reserve raising interest rates by 25 basis points, and negative interest rate policies in Japan and Europe. Investors buying gold exchange-traded funds (“ETF”) returned in 2016, reversing the flow of redemptions seen between 2013 and 2015. In 2016, gold ETFs increased until November, at which point investors reduced their ETF holdings based on a strong outlook for the U.S. dollar. Gold was also impacted by the continued uncertainty over Brexit and the change in administration in the United States.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Source: London Bullion Marketing Association London PM Fix

During 2016, the Company realized an average gold price of $1,249 per ounce compared to the average PM Fix of $1,251 per ounce.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Gold Supply and Demand Fundamentals

Source: GFMS Gold Survey 2016 Q4 Update

Total gold supply increased by approximately 2.8% in 2016 relative to 2015, largely due to an increase in producer hedging. Global gold mine production decreased by 1.5% offset by an increase of 9.9% in supply of recycled gold. Mine production and recycled gold remain the dominant sources of gold supply, and in 2016 they represented approximately 70% and 28% of total supply, respectively. Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Source: GFMS 2016 Gold Survey Q4 Update

Physical demand was at a seven year low and decreased by approximately 20% in 2016 relative to 2015, despite lower gold prices in the second half of 2016. Fabrication demand is estimated to have decreased by 20% in 2016 relative to 2015, mainly due to lower demand in China and India. Bar hoarding decreased by approximately 14% in 2016, with the sharpest declines coming in western markets and India. Purchases from central banks decreased by 42% during the year, due to slower pace of purchases from Russia and China.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced modest fuel price increases in the second half of 2016, reflecting OPEC’s decision to reduce production. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 60% of the Company’s expected attributable production in 2017 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

3.       OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Operational Outlook

In 2017, Kinross expects to produce 2.5 to 2.7 million gold equivalent ounces from its operations, which is consistent with the Company’s average production over the past five years. The forecast decrease compared with full-year 2016 production is mainly a result of the suspension of mining activities at Maricunga, the anticipated lower grades at the Russia operations due to mine sequencing, and the expected closure of Kettle River-Buckhorn in the first quarter of 2017, partially offset by significantly higher forecast production at Bald Mountain, and expected increases from the West African region. Production guidance once again takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in south central Brazil. Production in the second half of 2017 is expected to be higher compared with the first half of the year, mainly due to the seasonal impact of the heap leaches at Fort Knox and Round Mountain, and the significantly higher production expected at Bald Mountain in the fourth quarter of 2017 due to mine sequencing and a lag from the heap leach.

Production cost of sales per gold equivalent ounce is expected to be in the range of $660 to $720 per gold equivalent ounce for 2017, the mid-point of which is lower compared with full-year 2016 production cost of sales of $712 per gold equivalent ounce. Lower production in the first half of 2017 is expected to result in higher production costs compared with the second half of 2017.

The Company has forecast an all-in sustaining cost of $925 - $1,025 per ounce sold on both a gold equivalent and by-product basis for 2017. The mid-point of the all-in sustaining cost guidance range is lower compared with 2016 all-in sustaining cost of sales of $984 per gold equivalent ounce.

Material assumptions used to forecast 2017 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $60 per barrel, and foreign exchange rates of 3.25 Brazilian real to the U.S. dollar, 1.25 Canadian dollar to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 630 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 330 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $16 and $32 on the Russian and Brazilian production cost of sales per ounce, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2017 are forecast to be approximately $900 million (including capitalized interest of approximately $25 million). Of this amount, sustaining capital expenditures are expected to be approximately $420 million, and non-sustaining capital of approximately $455 million for the Tasiast expansion project and other development projects and studies.

The 2017 forecast for exploration expenditures is approximately $70 million, none of which is expected to be capitalized, and overhead (general and administrative and business development expenses) is expected to be approximately $165 million, both of which are consistent with 2016.

Other operating costs are forecast to be approximately $60 million, which includes approximately $30 million for care and maintenance costs in Chile.

Based on the Company’s assumed gold price and other inputs, net income tax expense is expected to be $90 million and taxes paid are expected to be $150 million, with both increasing at 26% of any profit resulting from higher gold prices.

Depreciation, depletion and amortization is forecast to be approximately $350 per gold equivalent ounce sold.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

4.       PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two expansion

The Tasiast Phase One project continues to progress well and is on schedule and on budget, with full commercial production expected in the second quarter of 2018. Engineering and procurement of all equipment packages are substantially concluded. Plant construction is about 20% complete, with significant progress made on earthworks, concrete, and the tailings storage facility (“TSF”). The first level of the TSF dam core is complete and liner placement is now underway. The foundations for the Semi-Autogenous Grinding Mill (“SAG”) and primary crusher are progressing, and installation contracts have been awarded for most key elements. Major components for the SAG mill and primary crusher have arrived at site, and the SAG mill installation is expected to begin towards the end of February 2017.

Phase One is expected to increase plant throughput to 12,000 tonnes per day (“t/d”), and almost double production to approximately 400,000 gold equivalent ounces per year at an all-in sustaining cost of $760 per gold equivalent ounce.

The Tasiast Phase Two expansion feasibility study is also progressing well and is on schedule to be completed in the third quarter of 2017. The feasibility study contemplates installing an additional 18,000 t/d of throughput capacity (for a total combined capacity of 30,000 t/d for both phases), an expanded power plant, upgraded water supply infrastructure, and additions to the mining fleet. The Phase Two project is expected to produce approximately 780,000 gold equivalent ounces per year at an all-in sustaining cost of $665 per gold equivalent ounce. The Company expects to make a development decision on Phase Two once the feasibility study has been completed.

The combined Phase One and Two expansion is expected to transform Tasiast into the Company’s largest operation, with a long mine life and estimated costs amongst the lowest in its portfolio.

Bald Mountain update

The Company continues to develop Bald Mountain’s potential for a significant mine life extension and production expansion. At year-end 2016, the Company doubled Bald Mountain’s proven and probable mineral reserve estimates to 2.1 million ounces, adding a total of 1.24 million ounces, with approximately 0.68 million ounces from the North area, and approximately 0.57 million ounces from the South area.

The mineral reserve additions in the North area are primarily the result of continued exploration, definition drilling and mine plan optimization at the Saga, Duke and Top pits.

The mineral reserve additions in the South area are a result of the Company’s pre-feasibility work at the Vantage Complex project, and exploration and confirmatory drilling, geological modelling and metallurgical testing at the Vantage, Luxe and Saddle pits. The pre-feasibility study also contemplates construction of a new heap leach pad with associated processing facilities and infrastructure. The preliminary capital estimate for the Vantage Complex project is expected to be in the range of $90 - $120 million, with major works expected to begin in the first half of 2018. The proposed design of the facilities allows for the full development of the Vantage, Luxe and Saddle pits, which have a combined 28 million tonnes of ore at an average grade of 0.63 grams per tonne, and makes accommodation for future development of additional potential satellite pits in the South area, with forecast incremental capacity for 34 million tonnes of ore, for a total capacity of 62 million tonnes.

A net addition 0.27 million ounces of inferred mineral resources were added to estimates at Bald Mountain as of December 31, 2016, mainly as a result of drilling, refinements to mineral resource models, and engineering optimization.

Russia projects update

Kinross’ Russian development projects continue to advance as planned. At September Northeast, located approximately 15 kilometres from Dvoinoye, stripping has commenced, with the project completed on time and on budget. At the Moroshka project, located approximately four kilometres from Kupol, decline development and the installation of limited surface infrastructure is underway, with portal construction now 30% complete. Mining is on schedule to commence in the first half of 2018. These two additional sources of ore are expected to add high-margin ounces into the mine plan, contributing to a one-year mine life extension at Kupol-Dvoinoye to 2021.

A dry-stack tailings filter cake plant has been constructed at Kupol and is currently being commissioned. The plant allows for tailings storage for the current mineral reserves estimates, and flexibility to permit additional storage capacity for potential mine life extensions.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Round Mountain Phase W

Infill, geostatistical, geotechnical, and metallurgical drilling on the Phase W project continued during the fourth quarter of 2016 to support the Phase W feasibility study. The drill program upgraded a total of 1.3 million ounces to the Company’s measured and indicated mineral resources estimates and added 1.7 million ounces to its inferred mineral resources estimates as at December 31, 2016. Feasibility study activities are now fully underway, with a focus on mine plan optimization, geologic modelling, metallurgical and geotechnical test work, and engineering of required infrastructure. Permitting activities in support of the project are also ongoing. The feasibility study on Phase W is expected to be completed in the third quarter of 2017.

The Phase W expansion project could potentially extend life of mine at Round Mountain, one of the most consistent mines in the Company’s portfolio.

La Coipa project update

At La Coipa, the Phase 7 district drill program was completed in the third quarter of 2016 for a total of 9,257 metres drilled. The program identified mineralized extensions to Pompeya and Catalina, and defined the new Belen mineralized zone. The target will undergo further review, although drilling in 2017 may focus on other target zones in the Company’s portfolio.

Paracatu Optimization Study

At Paracatu, the Company has recently launched an asset optimization study, which is expected to be completed in late 2017. The objective of the study is to determine the optimal mine plan after taking into account recent improvements such as the successful reprocessing of tailings, the blending of ores to extend Plant 1 life, and several other continuous improvement initiatives. The study will also assess the impact of recently encountered challenges, such as throughput variances in quartzite-impacted zones, lower realized recoveries in certain zones of the ore body, water shortages, and local cost inflation.

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine (“Bald Mountain”), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Equity offering

On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million.

Board of Directors update

The Board of Directors of Kinross appointed Mr. Ian Atkinson as a Director effective February 10, 2016. Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold Inc. Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who had been a Kinross Board member since 2005, decided to retire and not stand for re-election at the Company’s Annual General Meeting of Shareholders held in May 2016.

Executive update

On August 17, 2016, the Company announced the appointments of Lauren Roberts as Chief Operating Officer and Paul Tomory as Chief Technical Officer, a new role within the senior leadership team, both effective January 1, 2017. Mr. Roberts replaced Warwick Morley-Jepson, whose departure was also announced on August 17, 2016.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

5.     CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
(in millions, except ounces and per ounce amounts)	2016	2015	2014	Change	% Change	Change	% Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,810,345	2,620,262	2,739,044	190,083	7%	(118,782)	(4%)
Sold (b)	2,778,902	2,634,867	2,743,398	144,035	5%	(108,531)	(4%)

Attributable gold equivalent ounces (a)
Produced (b)	2,789,150	2,594,652	2,710,390	194,498	7%	(115,738)	(4%)
Sold (b)	2,758,306	2,608,870	2,715,358	149,436	6%	(106,488)	(4%)

Gold ounces - sold	2,697,912	2,562,219	2,669,278	135,693	5%	(107,059)	(4%)
Silver ounces - sold (000’s)	5,913	5,378	4,923	535	10%	455	9%
Average realized gold price per ounce	$1,249	$1,159	$1,263	$90	8%	$(104)	(8%)

Financial data
Metal sales	$3,472.0	$3,052.2	$3,466.3	$419.8	14%	$(414.1)	(12%)
Production cost of sales	$1,983.8	$1,834.8	$1,971.2	$149.0	8%	$(136.4)	(7%)
Depreciation, depletion and amortization	$855.0	$897.7	$874.7	$(42.7)	(5%)	$23.0	3%
Impairment charges	$139.6	$699.0	$1,251.4	$(559.4)	(80%)	$(552.4)	(44%)
Operating earnings (loss)	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%
Net loss attributable to common shareholders	$(104.0)	$(984.5)	$(1,400.0)	$880.5	89%	$415.5	30%

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1 and 2014 - 66.29:1).

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Operating Earnings (Loss) by Segment

	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
(in millions)	2016	2015	2014	Change	% Change (c)	Change	% Change
Operating segments
Fort Knox	$110.0	$(180.8)	$99.9	$290.8	161%	$(280.7)	nm
Round Mountain	85.8	(8.9)	44.0	94.7	nm	(52.9)	(120%)
Bald Mountain	(37.4)	—	—	(37.4)	(100%)	—	—
Kettle River-Buckhorn	64.0	30.3	(45.6)	33.7	111%	75.9	166%
Paracatu	36.2	24.4	69.3	11.8	48%	(44.9)	(65%)
Maricunga	(150.6)	(60.4)	36.3	(90.2)	(149%)	(96.7)	nm
Kupol (a)	345.3	150.1	297.4	195.2	130%	(147.3)	(50%)
Tasiast	(119.9)	(361.2)	(571.4)	241.3	67%	210.2	37%
Chirano	(58.0)	(70.1)	(365.4)	12.1	17%	295.3	81%
Non-operating segment
Corporate and Other (b)	(229.1)	(266.3)	(591.7)	37.2	14%	325.4	55%
Total	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.

(b)	“Corporate and Other” includes operating costs that are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale and White Gold).

(c)	“nm” means not meaningful.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	31,750	22,761	8,989	39%
Tonnes processed (000’s) (a)	42,360	38,664	3,696	10%
Grade (grams/tonne)(b)	0.69	0.76	(0.07)	(9%)
Recovery(b)	82.8%	82.9%	(0.1%)	(0%)
Gold equivalent ounces:
Produced	409,844	401,553	8,291	2%
Sold	408,059	402,104	5,955	1%

Financial Data (in millions)
Metal sales	$510.8	$467.0	$43.8	9%
Production cost of sales	302.2	252.8	49.4	20%
Depreciation, depletion and amortization	88.7	130.3	(41.6)	(32%)
Impairment charges	—	252.7	(252.7)	(100%)
	119.9	(168.8)	288.7	171%
Exploration and business development	8.9	10.6	(1.7)	(16%)
Other	1.0	1.4	(0.4)	(29%)
Segment operating earnings (loss)	$110.0	$(180.8)	$290.8	161%

(a)	Includes 29,142,000 tonnes placed on the heap leach pads during 2016 (2015 - 25,218,000 tonnes).

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.27 grams per tonne during 2016 (2015 - 0.27 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2016 vs. 2015

During 2016, tonnes of ore mined increased by 39% compared with 2015, primarily due to planned mine sequencing, which involved mining activities focused on the Phase 7 South and Phase 8 West areas of the Fort Knox pit as well as shorter haul cycles of mining activities. Tonnes of ore processed increased by 10% in 2016 compared with 2015, largely due to an increase in lower grade ore being stacked on the leach pads as a result of milder winter conditions experienced during the first quarter of 2016 and an increase in leach grade ore mined during the third quarter of 2016. Mill grades were 9% lower in 2016 compared with 2015 as a result of mine sequencing. Gold equivalent ounces produced increased by 2% compared with 2015, primarily due to an increase in gold ounces recovered from the heap leach pads, partially offset by the lower mill grade.

Metal sales were 9% higher in 2016 compared with 2015 due to increases in metal prices realized and gold equivalent ounces sold. During 2016, production cost of sales were higher by 20% compared with 2015, of which 12% was the result of an increase in operating waste mined and 2% was due to higher reagent and labour costs, partially offset by lower fuel costs, which was driven by a decrease in diesel prices. Depreciation, depletion and amortization in 2016 decreased by 32% compared with 2015, mainly due to a decrease in the depreciable asset base resulting from the impairment charge recognized at December 31, 2015.

At December 31, 2015, the Company recorded impairment charges of $252.7 million, comprised of $249.5 million related to property, plant and equipment and $3.2 million related to inventory. The non-cash impairment charge related to property, plant and equipment was primarily due to a reduction in the Company’s estimates of future metal prices. No such impairment charges were recognized in 2016.

mda 17

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Round Mountain (2016: 100% ownership; 2015: 50% ownership and operator and Barrick 50%) – USA

	Years ended December 31,
	2016 (a)	2015	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000’s)(b)	23,530	26,134	(2,604)	(10%)
Tonnes processed (000’s)(b)	23,713	22,084	1,629	7%
Grade (grams/tonne)(c)	0.98	0.93	0.05	5%
Recovery(c)	80.7%	77.4%	3.3%	4%
Gold equivalent ounces:
Produced	378,264	197,818	180,446	91%
Sold	377,910	195,781	182,129	93%

Financial Data (in millions)
Metal sales	$477.1	$228.1	$249.0	109%
Production cost of sales	292.0	146.9	145.1	99%
Depreciation, depletion and amortization	94.7	44.9	49.8	111%
Impairment charges	—	44.0	(44.0)	(100%)
	90.4	(7.7)	98.1	nm
Exploration and business development	4.6	1.2	3.4	nm
Segment operating earnings (loss)	$85.8	$(8.9)	$94.7	nm

(a)	On January 11, 2016, Kinross completed its acquisition of the remaining 50% interest in the Round Mountain gold mine from Barrick. Results include 100% of Round Mountain from January 11, 2016 to December 31, 2016.

(b)	Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 20,084,000 tonnes placed on the heap leach pads during 2016 (2015 - 19,368,000 tonnes).

(c)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.44 grams per tonne for 2016 (2015 - 0.42 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d)	“nm” means not meaningful.

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine from Barrick.

2016 vs. 2015

During 2016, tonnes of ore mined decreased by 10% compared with 2015, primarily due to longer hauls and narrower mining width from the current phase of mining. Tonnes of ore processed in 2016 were higher by 7% compared with 2015, largely due to higher mill throughput as a result of operational improvements and an increase in planned leached tonnes of ore mined, which resulted in more tonnes placed on the heap leach pads. Mill recoveries in 2016 were 4% higher compared with the same period in 2015, largely due to improvements in the operating efficiency of the mill as a result of its recommissioning in March 2015 after the mill fire. During 2016, gold equivalent ounces produced increased by 91% compared with the same period in 2015, primarily due to the acquisition and the increases in mill throughput and recoveries, partially offset by a decrease in ounces recovered from the heap leach pads.

Metal sales increased to $477.1 million in 2016 from $228.1 million in 2015 due to an increase in gold equivalent ounces sold, mainly as a result of the acquisition, and an increase in metal prices realized. During 2016, production cost of sales increased to $292.0 million from $146.9 million in 2015, primarily due to the increase in gold equivalent ounces sold, partially offset by an 18% decrease in fuel cost, a 27% decrease in electricity cost and lower reagent costs. Depreciation, depletion and amortization increased to $94.7 million in 2016 from $44.9 million in 2015, primarily due to the acquisition, partially offset by an increase in mineral reserves at December 31, 2015.

At December 31, 2015, the Company recorded impairment charges of $44.0 million, including $43.0 million related to property, plant and equipment due to a reduction in the Company’s estimates of future metal prices. No such impairment charges were recognized in 2016.

mda 18

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Bald Mountain (100% ownership and operator) – USA

Period ended
December 31, 2016
Operating Statistics (a)
Tonnes ore mined (000’s)	10,656
Tonnes processed (000’s)	10,656
Grade (grams/tonne)	0.64
Gold equivalent ounces:
Produced	130,144
Sold	111,464

Financial Data (in millions)
Metal sales	$139.6
Production cost of sales	131.7
Depreciation, depletion and amortization	38.6
(30.7)
Exploration and business development	4.7
Other	2.0
Segment operating loss	$(37.4)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine (“Bald Mountain”), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

During the period from January 11, 2016 to December 31, 2016, ore mined and processed at Bald Mountain amounted to 10,656,000 tonnes, ore placed on the heap leach pad had an average grade of 0.64 g/t. Bald Mountain produced and sold 130,144 and 111,464 gold equivalent ounces, respectively.

During the same period, metal sales of $139.6 million, net of cost of sales, depreciation, depletion and amortization, and exploration and business development expenses, resulted in an operating loss of $37.4 million.

mda 19

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	438	369	69	19%
Tonnes processed (000’s)	441	437	4	1%
Grade (grams/tonne)	7.84	7.75	0.09	1%
Recovery	93.3%	92.3%	1.0%	1%
Gold equivalent ounces:
Produced	112,274	97,368	14,906	15%
Sold	112,038	97,576	14,462	15%

Financial Data (in millions)
Metal sales	$139.8	$113.3	$26.5	23%
Production cost of sales	73.0	81.6	(8.6)	(11%)
Depreciation, depletion and amortization	1.3	12.0	(10.7)	(89%)
	65.5	19.7	45.8	nm
Exploration and business development	2.2	2.0	0.2	10%
Other	(0.7)	(12.6)	11.9	94%
Segment operating earnings	$64.0	$30.3	$33.7	111%

(a) “nm” means not meaningful.

The Kettle River–Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2016 vs. 2015

During 2016, gold equivalent ounces produced and sold increased by 15%, compared with 2015, primarily due to timing of ounces processed through the mill.

Metal sales increased by 23% in 2016 compared with 2015 due to increases in gold equivalent ounces sold and metal prices realized. During 2016, production cost of sales decreased by 11% compared with 2015, of which 7% was due to lower labour, contractor and material costs. Depreciation, depletion and amortization decreased by 89% in 2016 compared with 2015, largely as a result of a decrease in the depreciable asset base as Kettle River-Buckhorn nears the end of its mine life.

mda 20

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	47,206	47,750	(544)	(1%)
Tonnes processed (000’s)	46,816	45,277	1,539	3%
Grade (grams/tonne)	0.45	0.44	0.01	2%
Recovery	72.3%	75.4%	(3.1%)	(4%)
Gold equivalent ounces:
Produced	483,014	477,662	5,352	1%
Sold	482,827	484,732	(1,905)	(0%)

Financial Data (in millions)
Metal sales	$599.6	$559.8	$39.8	7%
Production cost of sales	346.4	374.3	(27.9)	(7%)
Depreciation, depletion and amortization	142.7	147.5	(4.8)	(3%)
Impairment charges	—	3.3	(3.3)	(100%)
	110.5	34.7	75.8	nm
Other	74.3	10.3	64.0	nm
Segment operating earnings	$36.2	$24.4	$11.8	48%

(a)	“nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2016 vs. 2015

During 2016, tonnes of ore mined decreased slightly and tonnes of ore processed increased slightly compared with 2015, primarily due to planned mine sequencing. The change in grades and recoveries in 2016 compared with 2015 was largely due to the metallurgical characteristics of the ore mined. Gold equivalent ounces produced increased slightly compared with 2015, primarily due to higher throughput, which included an increase in gold recovered from the processing of Santo Antonio tailings, partially offset by a decrease in mill recoveries.

Metal sales increased by 7% in 2016 compared with 2015 due to an increase in metal prices realized. Production cost of sales were lower by 7% in 2016 compared with 2015, primarily due to favourable foreign exchange movements resulting from the effectiveness of the Company’s hedge program, and lower costs of milling supplies. The decreases were partially offset by an increase in contractor costs and fuel consumption related to the Santo Antonio tailings reprocessing project. Depreciation, depletion and amortization were 3% lower compared with 2015, primarily due to a decrease in the depreciable asset base.

During 2016, other costs of $74.3 million included $58.0 million related to a write-off of value-added tax (“VAT”) receivables and settlement of VAT disputes due to regulatory changes in Brazil.

mda 21

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000’s)	6,059	12,261	(6,202)	(51%)
Tonnes processed (000’s)	6,508	12,790	(6,282)	(49%)
Grade (grams/tonne)	0.67	0.75	(0.08)	(11%)
Gold equivalent ounces:
Produced	175,532	212,155	(36,623)	(17%)
Sold	175,670	214,055	(38,385)	(18%)

Financial Data (in millions)
Metal sales	$219.4	$249.1	$(29.7)	(12%)
Production cost of sales	145.2	216.1	(70.9)	(33%)
Depreciation, depletion and amortization	34.4	27.3	7.1	26%
Impairment charges	139.6	48.7	90.9	187%
	(99.8)	(43.0)	(56.8)	(132%)
Other	50.8	17.4	33.4	192%
Segment operating loss	$(150.6)	$(60.4)	$(90.2)	(149%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation (“Bema”). During the third quarter of 2016, the mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority (the “SMA”).

2016 vs. 2015

During 2016, tonnes of ore mined and processed decreased by 51% and 49%, respectively, compared with 2015, primarily due to the suspension of mining and crushing operations in the third quarter of 2016 as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority (the “SMA”). In 2015, mining and crushing operations were suspended due to the stockpile tower replacement and the extreme weather event in March 2015. During 2016, grades decreased by 11% compared with 2015 as a result of planned mine sequencing. Gold equivalent ounces produced and sold decreased by 17% and 18% respectively, compared with 2015, primarily due to the decrease in grades and the tonnes of ore placed on the heap leach pads.

Metal sales in 2016 decreased by 12%, compared with 2015 due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized. During 2016, production cost of sales decreased by 33% compared with 2015, primarily due to the decrease in gold equivalent ounces sold and lower labour, contractor, energy, reagent and maintenance costs as a result of the suspension of mining activities. Depreciation, depletion and amortization increased by 26% in 2016 compared with 2015, primarily due to a decrease in mineral reserves at December 31, 2015.

At September 30, 2016, the Company recorded impairment charges of $139.6 million, comprised of $68.3 million related to property, plant and equipment and $71.3 million related to inventory. The non-cash impairment charges resulted from the suspension of mining in the third quarter of 2016. At December 31, 2015, the Company recorded an impairment charge of $24.2 million due to a reduction of the carrying value of inventory to its net realizable value. In addition, at June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the March 2015 extreme weather event, which resulted in an increase in the per ounce cost to complete inventory.

During 2016, other costs of $50.8 million included $20.1 million related to the suspension of mining activities and $27.3 million related to reclamation and remediation costs. During 2015, other costs of $17.4 million were incurred, primarily related to the March 2015 extreme weather event.

mda 22

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	2,002	1,897	105	6%
Tonnes processed (000’s)	1,710	1,680	30	2%
Grade (grams/tonne):
Gold	12.72	13.52	(0.80)	(6%)
Silver	103.38	100.75	2.63	3%
Recovery:
Gold	95.3%	95.4%	(0.1%)	(0%)
Silver	87.8%	86.7%	1.1%	1%
Gold equivalent ounces: (c)
Produced	734,143	758,563	(24,420)	(3%)
Sold	736,001	764,613	(28,612)	(4%)
Silver ounces:
Produced (000’s)	4,909	4,700	209	4%
Sold (000’s)	4,902	4,730	172	4%

Financial Data (in millions)
Metal sales	$919.2	$883.2	$36.0	4%
Production cost of sales	324.3	362.8	(38.5)	(11%)
Depreciation, depletion and amortization	236.8	271.3	(34.5)	(13%)
Impairment charges	—	84.7	(84.7)	(100%)
	358.1	164.4	193.7	118%
Exploration and business development	13.3	14.5	(1.2)	(8%)
Other	(0.5)	(0.2)	(0.3)	(150%)
Segment operating earnings	$345.3	$150.1	$195.2	130%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.

(b)	Includes 665,000 tonnes of ore mined from Dvoinoye during 2016 (2015 - 605,000 tonnes).

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2016 vs. 2015

During 2016, tonnes of ore mined increased by 6%, compared with 2015, primarily due to increased mining activities at Dvoinoye and more favourable underground conditions at Kupol. Tonnes of ore processed increased by 2%, compared with 2015 largely due to an increase in performance of the mill. Gold grades were 6% lower during 2016 compared with 2015, largely due to lower grades processed from the Upper Central stopes at Dvoinoye, consistent with the mine plan. Gold equivalent ounces produced decreased by 3% in 2016, compared with 2015 due to lower gold grades, partially offset by slightly higher mill throughput. During 2016, gold equivalent ounces sold exceeded production due to the timing of shipments.

Metal sales increased by 4% in 2016, compared with 2015 due to an increase in metal prices realized, partially offset by a reduction in gold equivalent ounces sold. During 2016, production cost of sales decreased by 11% compared with 2015, primarily due to the decrease in gold equivalent ounces sold, lower labour and fuel costs as a result of favourable foreign exchange movements and a decrease in maintenance costs. Depreciation, depletion and amortization decreased by 13% compared with 2015 due to the decrease in gold equivalent ounces sold and a decrease in the depreciable asset base. At December 31, 2015, the Company recorded an impairment charge of $84.7 million to reduce the carrying value of inventory to its net realizable value. No such impairment charges were recognized during 2016.

mda 23

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	7,973	5,195	2,778	53%
Tonnes processed (000’s) (a)	7,227	4,080	3,147	77%
Grade (grams/tonne) (b)	1.80	2.17	(0.37)	(17%)
Recovery (b)	92.0%	90.5%	1.5%	2%
Gold equivalent ounces:
Produced	175,176	219,045	(43,869)	(20%)
Sold	168,969	216,040	(47,071)	(22%)

Financial Data (in millions)
Metal sales	$208.0	$249.4	$(41.4)	(17%)
Production cost of sales	179.3	220.6	(41.3)	(19%)
Depreciation, depletion and amortization	96.4	80.9	15.5	19%
Impairment charges	—	259.7	(259.7)	(100%)
	(67.7)	(311.8)	244.1	78%
Exploration and business development	5.9	14.1	(8.2)	(58%)
Other	46.3	35.3	11.0	31%
Segment operating loss	$(119.9)	$(361.2)	$241.3	67%

(a)	Includes 4,768,000 tonnes placed on the dump leach pads during 2016 (2015 - 1,538,000 tonnes).

(b)	Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.44 grams per tonne during 2016 (2015 - 0.55 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2016 vs. 2015

Tonnes of ore mined increased by 53% in 2016 compared with 2015, primarily due to planned mine sequencing that involved mining a higher proportion of lower grade leachable ore from the West Branch deposit. During 2016 there was an increase in the mining rate to support the higher mill throughput rate of over 8,000 t/d achieved from continuous improvement initiatives completed in the fourth quarter of 2015. Tonnes of ore processed were 77% higher compared with 2015, largely due to an increase in tonnes placed on the dump leach pads as a result of planned mine sequencing and the higher mill throughput rate. The increases in tonnes of ore mined and processed were partially offset by the negative impact of the 6 week temporary suspension of mining and processing activities between June and August 2016. Grades relating to the ore processed through the mill and placed on dump leach pads decreased by 17% and 20%, respectively, compared with 2015, mainly due to planned mine sequencing. During 2016, gold equivalent ounces produced decreased by 20% compared with the same period in 2015, primarily due to the decrease in mill grade, a decrease in ounces recovered from the dump leach pads, and the temporary suspension of operations.

Metal sales decreased by 17% compared with 2015 due to a decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized. During 2016, production cost of sales were lower by 19% compared with 2015, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 19% in 2016 compared with 2015, largely due to a decrease in mineral reserves at December 31, 2015 and an increase in the depreciable asset base.

At December 31, 2015, the Company recorded impairment charges of $259.7 million, comprised of $147.0 million related to property, plant and equipment, $98.0 million related to inventory and $14.7 million related to other assets. The non-cash impairment charge related to property, plant and equipment was primarily due to a reduction in the Company’s estimates of future metal prices. The impairment charge for inventory was recognized to reduce the carrying value of certain supplies and metal inventory to net realizable value. No such impairment charges were recognized during 2016.

During 2016, other operating costs of $46.3 million included $20.3 million of costs associated with the temporary suspension of operations.

mda 24

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Chirano (90% ownership and operator) – Ghana(a)

	Years ended December 31,
	2016	2015	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s)	2,722	3,046	(324)	(11%)
Tonnes processed (000’s)	3,458	3,492	(34)	(1%)
Grade (grams/tonne)	2.10	2.51	(0.41)	(16%)
Recovery	91.4%	90.6%	0.8%	1%
Gold equivalent ounces:
Produced	211,954	256,098	(44,144)	(17%)
Sold	205,964	259,966	(54,002)	(21%)

Financial Data (in millions)
Metal sales	$258.5	$302.3	$(43.8)	(14%)
Production cost of sales	189.7	179.7	10.0	6%
Depreciation, depletion and amortization	109.9	175.0	(65.1)	(37%)
Impairment charges	—	5.9	(5.9)	(100%)

	(41.1)	(58.3)	17.2	30%
Exploration and business development	8.9	13.5	(4.6)	(34%)
Other	8.0	(1.7)	9.7	nm
Segment operating loss	$(58.0)	$(70.1)	$12.1	17%

(a)	Operating and financial data are at 100% for all periods.

(b)	“nm” means not meaningful.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city. A 10% carried interest is held by the government of Ghana.

2016 vs. 2015

During 2016, tonnes of ore mined decreased by 11% compared with 2015, primarily due to the suspension of activities in the Mamnao open pit and fewer tonnes mined from the Akwaaba underground deposit. These decreases were partially offset by an increase in tonnes mined from the Paboase underground deposit due to production ramp-up and from the Tano open pit, which was fully operational throughout 2016. During 2016, grades were 16% lower, mainly due to lower grade ore mined at Paboase compared with higher grade ore mined during 2015 at Akwaaba. Gold equivalent ounces produced were 17% lower compared with 2015, primarily due to the lower grades.

During 2016, metal sales were lower by 14% compared with 2015 due to a decrease in gold equivalent ounces sold, partially offset by an 8% increase in metal prices realized. Production cost of sales increased by 6% compared with 2015, primarily due to a 22% increase in power costs, as well as higher fuel, maintenance and consultancy costs. The increases were partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 37% compared with 2015, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at December 31, 2015.

At December 31, 2015, the Company recorded an impairment charge of $5.9 million to reduce the carrying value of inventory to its net realizable value. No such impairment charges were recognized during 2016.

mda 25

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Impairment charges

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Property, plant and equipment (i)	$68.3	$439.5	$(371.2)	(84%)
Inventory (ii)	71.3	259.5	(188.2)	(73%)
Impairment charges	$139.6	$699.0	$(559.4)	(80%)

i.	Property, plant and equipment

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. No impairment charges were recorded as a result of the Company’s annual assessment of impairment at December 31, 2016.

At December 31, 2015, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of decreases in the Company’s short-term and long-term gold price estimates. The impairment charge was entirely related to property, plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain. The Fort Knox impairment charge was net of a tax recovery of $9.3 million, which was recorded within income tax expense. The significant estimates and assumptions used in the impairment assessments are disclosed in Note 3 to the financial statements.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory and other assets

During 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining in the third quarter of 2016.

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value.

Other operating expense

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Other operating expense	$209.3	$76.2	$133.1	175%

In 2016, other operating expense included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil and $40.4 million in costs related to the suspension of mining activities at Maricunga and Tasiast which were not forecasted, as well as care and maintenance and other costs.

mda 26

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Exploration and business development

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Exploration and business development	$94.3	$108.0	$(13.7)	(13%)

During 2016, exploration and business development expenses were $94.3 million compared with $108.0 million in 2015. Of the total exploration and business development expense, expenditures on exploration totaled $67.4 million in 2016 compared with $79.9 million in 2015. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $3.1 million compared with $11.7 million during 2015 due to reduced exploration activities.

Kinross was active on more than 23 mine sites, near-mine and greenfield initiatives in 2016, with a total 277,955 metres drilled. In 2015, Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives, with a total of 339,708 metres drilled.

General and administrative

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
General and administrative	$143.7	$179.4	$(35.7)	(20%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs were lower by $35.7 million in 2016 compared with 2015 as a result of cost reduction activities completed in the second half of 2015, which were in effect for the full year in 2016.

Other income (expense) – net

	Years ended December 31,
(in millions)	2016	2015	Change	% Change (a)
Gains (losses) on sale of other assets - net	$9.7	$(16.2)	$25.9	160%
Impairment of investments	—	(7.6)	7.6	100%
Foreign exchange losses	(6.3)	(30.6)	24.3	79%
Net non-hedge derivative losses	(0.4)	(3.4)	3.0	88%
Other	19.5	37.5	(18.0)	48%
Other income (expense) - net	$22.5	$(20.3)	$42.8	nm

(a) “nm” means not meaningful.

During 2016, other income (expense) increased to income of $22.5 million from an expense of $20.3 million in 2015. The discussion below details the significant changes in other income (expense) for 2016 compared with 2015.

Gains (losses) on sale of other assets - net

During 2016, the sale of other assets resulted in a gain of $9.7 million compared with a loss of $16.2 million in 2015.

Impairment of investments

As at December 31, 2015, the Company recognized impairment charges of $7.6 million on certain of its available-for-sale investments due to a significant or prolonged decline in the fair value of the investments. No such impairment charges were recognized in 2016.

mda 27

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Foreign exchange losses

During 2016, foreign exchange losses were $6.3 million compared with losses of $30.6 million in 2015. The foreign exchange losses of $6.3 million in 2016 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Brazilian real, Chilean peso and Canadian dollar and strengthened against the Mauritanian ouguiya as at December 31, 2016 relative to December 31, 2015.

During 2015, the foreign exchange losses of $30.6 million were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar, Ghanaian cedi and Mauritanian ouguiya at December 31, 2015 relative to December 31, 2014.

Other

Other gains of $19.5 million recognized in 2016 included insurance recoveries of $13.0 million related to Round Mountain. In 2015, other gains of $37.5 million included insurance recoveries of $31.7 million related to Chirano and Maricunga.

Finance expense

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Finance expense	$134.6	$96.0	$38.6	40%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $38.6 million compared with 2015, primarily due to an increase in interest expense. During 2016, interest expense was $100.4 million compared with $68.2 million in 2015, with the increase primarily due to a decrease in interest capitalized. Interest capitalized was $15.2 million in 2016 compared with $40.5 million in 2015, with the decrease mainly due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax expense in 2016 was $49.6 million, compared with $141.7 million in 2015. The $49.6 million expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition. The $141.7 million expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, income tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for 2016 and 2015 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

mda 28

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

6.       LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2016	2015	Change	% Change (a)
Cash flow
Provided from operating activities	$1,099.2	$831.6	$267.6	32%
Used in investing activities	(1,270.1)	(631.6)	(638.5)	(101%)
Used in financing activities	(48.3)	(131.7)	83.4	63%
Effect of exchange rate changes on cash and cash equivalents	2.3	(7.9)	10.2	129%
Increase (decrease) in cash and cash equivalents	(216.9)	60.4	(277.3)	nm
Cash and cash equivalents, beginning of period	1,043.9	983.5	60.4	6%
Cash and cash equivalents, end of period	$827.0	$1,043.9	$(216.9)	(21%)

(a) “nm” means not meaningful.

Cash and cash equivalent balances decreased by $216.9 million in 2016 compared with an increase of $60.4 million in 2015. Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2016 vs. 2015

Net cash flow provided from operating activities increased by $267.6 million in 2016 compared with 2015, with the increase largely due to higher margins.

Investing Activities

2016 vs. 2015

Net cash flow used in investing activities was $1,270.1 million in 2016 compared with $631.6 million in 2015. The primary uses of cash in 2016 were for the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine for $588.0 million and capital expenditures of $633.8 million. In 2015, the primary use of cash was capital expenditures of $610.0 million.

mda 29

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

The following table presents a breakdown of capital expenditures on a cash basis:

	Year ended December 31,		2016 vs. 2015
(in millions)	2016	2015	Change	% Change
Operating segments
Fort Knox	$70.2	$140.8	$(70.6)	(50%)
Round Mountain	71.9	48.5	23.4	48%
Bald Mountain	40.5	—	40.5	100%
Kettle River - Buckhorn	—	0.6	(0.6)	(100%)
Paracatu	108.5	112.7	(4.2)	(4%)
Maricunga	5.1	24.5	(19.4)	(79%)
Kupol (a)	88.8	55.9	32.9	59%
Tasiast	190.9	161.2	29.7	18%
Chirano	46.6	30.5	16.1	53%
Non-operating segment
Corporate and Other (b)	11.3	35.3	(24.0)	(68%)
Total	$633.8	$610.0	$23.8	4%

(a) Includes $14.4 million of capital expenditures at Dvoinoye during 2016 (2015 - $14.5 million).

(b) “Corporate and Other” includes corporate and other non- operating assets (including La Coipa, Lobo- Marte and White Gold).

During 2016, capital expenditures increased by $23.8 million compared with 2015, primarily due to higher spending resulting from the acquisition of Bald Mountain and 50% of Round Mountain as well as at Kupol, Tasiast and Chirano. These increases were partially offset by lower spending at Fort Knox as a result of lower capitalized stripping in 2016 and haulage trucks purchased in 2015, lower expenditures at Maricunga as a result of the suspension of mining activities, and lower expenditures in the Corporate and other segment.

Financing Activities

2016 vs. 2015

Net cash flow used in financing activities was $48.3 million in 2016 compared with cash used of $131.7 million in 2015. During 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to underwriters on the exercise of their over-allotment option. On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016. On September 1, 2016, the Company repaid the principal amount of $250.0 million of the senior notes upon maturity. During 2015, the Company repaid debt of $80.0 million on the Kupol loan. Interest paid during 2016 was $95.3 million, of which $73.5 million was included in financing activities. Total interest paid during 2015 was $91.5 million, of which $48.8 million was included in financing activities.

mda 30

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Balance Sheet

	As at December 31,
(in millions)	2016	2015	2014
Cash and cash equivalents	$827.0	$1,043.9	$983.5
Current assets	$2,080.7	$2,292.1	$2,587.1
Total assets	$7,979.3	$7,735.4	$8,951.4
Current liabilities, including current portion of long-term debt	$637.7	$701.8	$604.4
Total long-term financial liabilities(a)	$2,594.4	$2,452.7	$2,779.0
Total debt, including current portion	$1,733.2	$1,981.4	$2,058.1
Total liabilities	$3,795.0	$3,802.2	$4,059.6
Common shareholders’ equity	$4,145.5	$3,889.3	$4,843.0
Non-controlling interest	$38.8	$43.9	$48.8
Statistics
Working capital (b)	$1,443.0	$1,590.3	$1,982.7
Working capital ratio (c)	3.26:1	3.27:1	4.28:1

(a)	Includes long-term debt and provisions.

(b)	Calculated as current assets less current liabilities.

(c)	Calculated as current assets divided by current liabilities.

At December 31, 2016, Kinross had cash and cash equivalents of $827.0 million, a decrease of $216.9 million from the balance as at December 31, 2015, primarily due to net cash outflows of $588.0 million used in the acquisition, capital expenditures of $633.8 million, repayment of debt of $250.0 million, and $59.8 million for additions to long-term investments and other assets, partially offset by net operating cash flows of $1,099.2 million and net proceeds of $275.7 million received from the equity issuance. Current assets decreased to $2,080.7 million, mainly due to the decrease in cash and cash equivalents, partially offset by an increase in trade receivables. Total assets increased by $243.9 million to $7,979.3 million, largely due to the acquisition. Current liabilities decreased to $637.7 million, primarily due to the repayment of the current portion of the senior notes of $250.0 million, partially offset by an increase in accounts payable and accrued liabilities and income tax payable. Total long-term financial liabilities were higher by $141.7 million, primarily due to an increase in provisions as a result of the acquisition.

At December 31, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $60.4 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $831.6 million, partially offset by cash outflows of $610.0 million used in the purchase of property, plant and equipment, $59.7 million for additions to long-term investments and other assets, and $80.0 million for the repayment of the Kupol loan. Current assets decreased to $2,292.1 million, mainly as a result of inventory impairment charges, partially offset by the increase in cash and cash equivalents. Total assets decreased by $1,216.0 million to $7,735.4 million, largely due to impairment charges related to inventory and property, plant and equipment. Current liabilities increased to $701.8 million, largely due to the increase in the current portion of long-term debt related to the $250.0 million senior notes due in August 2016. This was partially offset by the $80.0 million repayment of the Kupol loan during 2015. Total debt decreased by $76.7 million to $1,981.4 million, primarily due to the repayment of the Kupol loan.

As of February 14, 2017, there were 1,245.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.4 million share purchase options outstanding under its share option plan.

mda 31

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Financings and Credit Facilities

Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20.0 million, resulting in full repayment of the loan.

Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates. The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at December 31, 2016, the Company had utilized $104.5 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2016, interest charges and fees, are as follows:

Type of credit

Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2016.

mda 32

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Other

Effective June 30, 2016, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.10% to 1.15%. As at December 31, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at December 31, 2016, the Company had $117.7 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These letters of credit have been issued pursuant to arrangements with certain international banks.

As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

Credit Facility Utilization:
	As at December 31,
(in millions)	2016	2015
Utilization of revolving credit facility	$(104.5)	$(31.3)
Utilization of EDC facility	(215.1)	(212.7)
Borrowings	$(319.6)	$(244.0)

Available under revolving credit facility	$1,395.5	$1,468.7
Available under EDC credit facility	34.9	37.3
Available credit	$1,430.4	$1,506.0

Total debt of $1,733.2 million at December 31, 2016 consists of $1,235.8 million for the senior notes and $497.4 million for the corporate term loan facility. The current portion of this debt at December 31, 2016 is $nil.

Liquidity Outlook

In 2016, the Company repaid its $250.0 million 3.625% senior notes. The Company has no scheduled debt repayments until 2020.

We believe that the Company’s existing cash and cash equivalents balance of $827.0 million, available credit of $1,430.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2017. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

mda 33

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2016:

(in millions)	Total	2017	2018	2019	2020	2021	2022 and thereafter
Long-term debt obligations (a)	$1,750.0	$—	$—	$—	$500.0	$500.0	$750.0
Operating lease obligations	41.3	16.6	13.6	5.3	2.4	1.0	2.4
Purchase obligations (b)	1,183.3	545.7	143.0	417.3	6.1	56.6	14.6
Reclamation and remediation obligations	1,365.0	85.3	50.5	48.5	132.4	73.9	974.4
Interest and other fees (a)	872.2	95.8	94.5	94.5	89.9	78.9	418.6
Total	$5,211.8	$743.4	$301.6	$565.6	$730.8	$710.4	$2,160.0

(a)	Debt repayments are based on amounts due pursuant to the terms of the loan agreements. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2016.

(b)	Includes both capital and operating commitments, of which $108.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2016:

Foreign currency	2017	2018	2019
Brazilian real zero cost collars (in millions of U.S. dollars)	$85.8	$25.2	$—
Average put (Brazilian reais)	3.68	3.75	—
Average call (Brazilian reais)	4.11	4.12	—
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$52.5	$—	$—
Average price (Canadian dollars)	1.33	—	—
Russian rouble zero cost collars
(in millions of U.S. dollars)	$19.8	$—	$—
Average put (Russian roubles)	60.0	—	—
Average call (Russian roubles)	71.9	—	—
Oil swap contracts (barrels)	737,976	517,482	85,651
Average price	$46.21	$48.35	$48.17

The following new derivative contracts were entered into during the year ended December 31, 2016:

●	$63.0 million Canadian dollars at an average rate of 1.35 maturing from 2016 to 2017;

●	$111.0 million Brazilian reais at an average put and call strike of 3.70 and 4.11, respectively, maturing from 2017 to 2018;

●	$19.8 million Russian roubles at an average put and call strike of 60.0 and 71.9, respectively, maturing in 2017; and

●	1,600,189 barrels of crude oil at an average rate of $46.38 per barrel maturing from 2016 to 2019.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2016, 5,695,000 TRS units were outstanding.

mda 34

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2016	2015
Asset (liability)
Foreign currency forward and collar contracts	8.9	(13.8)
Energy swap contracts	12.3	(2.2)
Total return swap contracts	(6.2)	1.0
	$15.0	$(15.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability, if any, with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga (“CMM”) was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine’s water pumping wells. In May 2015, the SMA issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine’s continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA’s allegations, and, as required by law, responded to various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA’s May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM’s groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the “sanction proceedings”). The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the “reconsideration”). While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences. Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to “temporarily” curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile’s Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”). The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine’s government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM’s pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request. On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM’s appeal of the Amended Sanction and on CMM’s appeals of prior water curtailment orders. Decisions in these appeals remain pending.

mda 35

KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM’s pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses. Evidentiary hearings took place in November and December 2016, and additional hearings in the matter are in the process of being scheduled. CMM will continue to vigorously defend itself in these proceedings.

La Coipa Permit Proceedings

Although Mantos De Oro (“MDO”) suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA, issued a resolution alleging violations under La Coipa’s water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (5 in total) and $15.4 million per alleged serious violation (2 in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the DIA (Declaration of Impact to Environment) permit for La Coipa’s Phase 7 project. On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed. As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose. If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. In the third quarter of 2016, the Environmental Protection Agency (the “EPA”) listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit. It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District. In addition, the EPA may seek to require the Company to conduct investigative and remedial activities. On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. The suits brought by New Mexico and the Navajo Nation have been consolidated. The Company has also received a “notice of intent to sue” letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys’ fees under RCRA, the CWA and the Utah Water Quality Act. Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Kettle River-Buckhorn Regulatory Proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Company felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned (the “Appeal”). Oral argument in that Appeal is set for February 22, 2017.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action that are currently pending before the Ferry County Court, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow the Ferry County Court to rule on those issues. The PCHB granted the request for stay on August 26, 2016.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the Renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received a Notice of Intent to Sue letter from the Okanogan Highlands Alliance (“OHA”) advising that it intends to file a citizen’s suit against Crown under the CWA for alleged violations of its Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit. OHA’s notice letter further recites that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

7.       SUMMARY OF QUARTERLY INFORMATION

	2016				2015
(in millions, except per share amounts)	Q4	Q3	Q2	Q1 (a)	Q4	Q3	Q2	Q1
Metal sales	$902.8	$910.2	$876.4	$782.6	$706.2	$809.4	$755.2	$781.4
Net earnings (loss) attributable to common shareholders	$(116.5)	$2.5	$(25.0)	$35.0	$(841.9)	$(52.7)	$(83.2)	$(6.7)
Basic earnings (loss) per share attributable to common shareholders	$(0.09)	$0.00	$(0.02)	$0.03	$(0.73)	$(0.05)	$(0.07)	$(0.01)
Diluted earnings (loss) per share attributable to common shareholders	$(0.09)	$0.00	$(0.02)	$0.03	$(0.73)	$(0.05)	$(0.07)	$(0.01)
Net cash flow provided from operating activities	$302.6	$266.2	$315.9	$214.5	$182.2	$232.1	$167.2	$250.1

(a) As a result of reflecting the final purchase price adjustments for the acquisition retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price have also affected results.

During the fourth quarter of 2016, revenue increased to $902.8 million on total gold equivalent ounces sold of 743,427 compared with $706.2 million on sales of 638,040 total gold equivalent ounces during the fourth quarter of 2015. The average gold price realized in the fourth quarter of 2016 was $1,217 per ounce compared with $1,108 per ounce in the fourth quarter of 2015.

Production cost of sales increased to $529.4 million compared with $439.4 million in the same period of 2015, primarily due to an increase in gold equivalent ounces sold and the acquisition of Bald Mountain and the remaining 50% of Round Mountain, partially offset by lower production cost of sales resulting from the suspension of mining activities at Maricunga.

Fluctuations in foreign exchange rates have also affected results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment. In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the purchase price to $588.0 million.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga CGU as a result of the suspension of mining activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million. In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

Net operating cash flows increased to $302.6 million in the fourth quarter of 2016, compared with $182.2 million in the same period of 2015, primarily due to the increase in margins.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

8.     DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Controls - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting were effective as at December 31, 2016.

During 2016, Bald Mountain converted to a new ERP system. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.     CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the financial statements.

10.    RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2016, which will be filed on SEDAR on or about March 31, 2017.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

In 2016, the Company’s average gold price realized increased to $1,249 per ounce from $1,159 per ounce in 2015. If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most appropriate and cost-effective coverage available is obtained.

Environmental Impact and related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 Other legal matters.

Reclamation Costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations. The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations. In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition and reclamation cost estimates. Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, where required it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

Internal Controls

Kinross has invested resources to document and assess its system of internal controls over financial reporting and undertakes continuous evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an inability to satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2016, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ future plans rely on mine Development Projects, which involve Significant Uncertainties

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political Developments and Uncertainty regarding the Russian Federation

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks and other interference with the 2016 U.S. presidential elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency (“EPA”) regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act (“CWA”) and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (including as occur at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Although the Company has completed the sale of all of its interest in Aurelian and the FDN project in Ecuador to Lundin Gold, certain residual risks may remain in respect of FDN. Certain liabilities and obligations exist under the purchase agreement with Lundin Gold. In addition, the Company has also signed a bilateral treaty with the government of Ecuador in respect of the transition of the FDN assets to Lundin Gold. There can be no guarantee that the Company (and/or any of its directors, officers or employees) will not be subject to any obligations or liabilities, litigation, or other claims or actions in respect of its ongoing contractual obligations, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Title to Properties and Community Relations

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2017, sensitivity to a 10% change in the gold price is estimated to have an approximate $300 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2017, sensitivity to a 10% change in the silver price is estimated to have an $8 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2016, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2016.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2016, the Company’s gross credit exposure, including cash and cash equivalents, was $1,075.2 million and at December 31, 2015, the gross credit exposure, including cash and cash equivalents, was $1,263.4 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

The Company’s ability to access debt markets and the related cost of debt financing is impacted by its credit ratings. The Company has a BBB- rating from Fitch Ratings, a Ba1 rating from Moody’s and a BB+ rating from Standard & Poor’s. There is no assurance that its credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies.

Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Kinross’ ability to access Capital Markets is dependent upon its Credit Ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s. On March 16, 2015, Moody’s announced a downgrade of the Company’s senior unsecured ratings from Baa3 to Ba1 in light of the Moody’s downgrade of the Russian Federation’s sovereign rating to Ba1 and the Company’s concentration of cash flows from its operations in the Russian Federation. There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency. On January 21, 2016, Moody’s announced plans to conduct a review of its ratings on a number of mining companies globally, including Kinross, in light of the recent downturn in the commodities markets. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

●	Volatility in commodity prices and foreign exchange rates;

●	Tightening of credit markets;

●	Increased counterparty risk; and

●	Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company re-negotiated its term loan and revolving credit facility in 2016 to extend their terms to August 2020 and August 2021, respectively, while also amending the leverage ratio covenant. As at December 31, 2016, the Company had $1,430.4 million available under its credit facility arrangements. However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter. In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time. The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

At September 30, 2016, Kinross recorded an after-tax impairment charge of $68.3 million related to property plant and equipment and an inventory impairment charge of $71.3 million related to metals and supplies inventory. In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges. No impairment charges were recorded as a result of the Company’s annual assessment of impairment at December 31, 2016.

Paracatu Water Supply and Use

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

Cybersecurity Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects.

IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

11.    SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Years ended December 31,
(in millions, except share and per share amounts)	2016	2015
Net earnings (loss) attributable to common shareholders - as reported	$(104.0)	$(984.5)
Adjusting items(a):
Foreign exchange losses	6.3	30.6
Losses (gains) on sale of other assets	(9.7)	16.2
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(65.1)	132.9
Acquisition costs	7.8	—
Tax benefits realized upon acquisition	(27.7)	—
Impairment charges	139.6	699.0
Taxes in respect of prior years	85.5	22.2
Chile weather event related costs	—	18.2
Impairment of investments	—	7.6
Tasiast and Maricunga suspension related costs	40.4	—
Insurance recoveries	(13.0)	(25.1)
Reclamation and remediation expense (recovery)	27.2	(7.9)
Restructuring	1.7	22.2
Other(b)	2.1	5.8
Tax effect of above adjustments	1.9	(28.2)
	197.0	893.5
Adjusted net earnings (loss) attributable to common shareholders	$93.0	$(91.0)
Weighted average number of common shares outstanding - Basic	1,227.0	1,146.0
Adjusted net earnings (loss) per share	$0.08	$(0.08)

(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative period has been recast to reflect this change in presentation.

(b) In 2016, other includes non-hedge derivatives losses (gains) and settlement resulting from renegotiation of a labour agreement. In 2015, other includes non-hedge derivatives losses (gain) and transaction costs.

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:

	Years ended December 31,
(in millions)	2016	2015
Net cash flow provided from operating activities - as reported	$1,099.2	$831.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	21.2	(91.0)
Inventories	(79.5)	(63.5)
Accounts payable and other liabilities, including taxes	(114.2)	109.5
	(172.5)	(45.0)
Adjusted operating cash flow	$926.7	$786.6

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(19.0)	(18.0)
Attributable production cost of sales	$1,964.8	$1,816.8
Gold equivalent ounces sold	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest	(20,596)	(25,997)
Attributable gold equivalent ounces sold	2,758,306	2,608,870
Consolidated production cost of sales per equivalent ounce sold	$714	$696
Attributable production cost of sales per equivalent ounce sold	$712	$696

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(19.0)	(18.0)
Less: attributable silver revenues	(102.5)	(82.5)
Attributable production cost of sales net of silver by-product revenue	$1,862.3	$1,734.3
Gold ounces sold	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest	(20,545)	(25,925)
Attributable gold ounces sold	2,677,367	2,536,294
Attributable production cost of sales per ounce sold on a by-product basis	$696	$684

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest (a)	(19.0)	(18.0)
Less: attributable (b) silver revenues (c)	(102.5)	(82.5)
Attributable (b) production cost of sales net of silver by-product revenue	$1,862.3	$1,734.3
Adjusting items on an attributable (b) basis:
General and administrative (d)	143.7	160.6
Other operating expense - sustaining (e)	18.6	21.5
Reclamation and remediation - sustaining (f)	94.9	58.0
Exploration and business development - sustaining (g)	50.8	59.0
Additions to property, plant and equipment - sustaining (h)	440.1	428.5
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,610.4	$2,461.9
Other operating expense - non-sustaining (e)	25.6	20.8
Reclamation and remediation - non-sustaining (f)	34.9	(7.9)
Exploration - non-sustaining (g)	42.6	47.6
Additions to property, plant and equipment - non-sustaining (h)	160.1	132.7
All-in Cost on a by-product basis - attributable (b)	$2,873.6	$2,655.1
Gold ounces sold	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest (i)	(20,545.0)	(25,925)
Attributable (b) gold ounces sold	2,677,367	2,536,294
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$975	$971
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,073	$1,047

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest (a)	(19.0)	(18.0)
Attributable (b) production cost of sales	$1,964.8	$1,816.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	143.7	160.6
Other operating expense - sustaining (e)	18.6	21.5
Reclamation and remediation - sustaining (f)	94.9	58.0
Exploration and business development - sustaining (g)	50.8	59.0
Additions to property, plant and equipment - sustaining (h)	440.1	428.5
All-in Sustaining Cost - attributable (b)	$2,712.9	$2,544.4
Other operating expense - non-sustaining (e)	25.6	20.8
Reclamation and remediation - non-sustaining (f)	34.9	(7.9)
Exploration - non-sustaining (g)	42.6	47.6
Additions to property, plant and equipment - non-sustaining (h)	160.1	132.7
All-in Cost - attributable (b)	$2,976.1	$2,737.6
Gold equivalent ounces sold	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest (i)	(20,596)	(25,997)
Attributable (b) gold equivalent ounces sold	2,758,306	2,608,870
Attributable (b) all-in sustaining cost per equivalent ounce sold	$984	$975
Attributable (b) all-in cost per equivalent ounce sold	$1,079	$1,049

mda 54
KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b) “Attributable” includes Kinross’ share of Chirano (90%) production.

(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures for the year ended December 31, 2016 relate to projects at Tasiast, Round Mountain, Chirano and Bald Mountain.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

mda 55
KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ’‘forward-looking information’’ or ’‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Outlook”, “Balance sheet” and “Project Updates and New Developments”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “consideration”, “estimates”, ’‘expects’’, “explore”, “forecast”, “focus”, , “guidance”, “intend”, “initiative”, “measures”, “optimize”, “outlook”, “opportunity”, “phased”, “plan”, “possible”, “potential”, “project”, , “schedule”, “seek”, “study”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu and the construction and operation of the TSF and SAG Mill at Tasiast; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining debt ratings consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ’‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

mda 56
KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ’‘we’’, ’‘us’’, ’‘our’’, the ’‘Company’’, or ’‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

mda 57
KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 15, 2017	February 15, 2017

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KINROSS GOLD ANNUAL REPORT 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations for the Treadway Commission (COSO).

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2016, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 15, 2017	February 15, 2017

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KINROSS GOLD ANNUAL REPORT 2016

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Kinross Gold Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
February 15, 2017
Toronto, Canada

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Kinross Gold Annual Report 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kinross Gold Corporation

We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kinross Gold Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kinross Gold Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kinross Gold Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the years then ended, and our report dated February 15, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
February 15, 2017
Toronto, Canada

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Kinross Gold Annual Report 2016

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2016	2015

Assets
Current assets
Cash and cash equivalents	Note 7	$827.0	$1,043.9
Restricted cash	Note 7	11.6	10.5
Accounts receivable and other assets	Note 7	127.3	108.2
Current income tax recoverable		111.9	123.3
Inventories	Note 7	986.8	1,005.2
Unrealized fair value of derivative assets	Note 10	16.1	1.0
		2,080.7	2,292.1
Non-current assets
Property, plant and equipment	Note 7	4,917.6	4,593.7
Goodwill	Note 7	162.7	162.7
Long-term investments	Note 7	142.9	83.1
Investments in associate and joint ventures	Note 9	163.6	157.1
Unrealized fair value of derivative assets	Note 10	6.0	—
Other long-term assets	Note 7	411.3	370.2
Deferred tax assets	Note 17	94.5	76.5
Total assets		$7,979.3	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$464.8	$379.6
Current income tax payable		72.6	6.4
Current portion of long-term debt	Note 12	—	249.5
Current portion of provisions	Note 13	93.2	50.3
Current portion of unrealized fair value of derivative liabilities	Note 10	7.1	16.0
		637.7	701.8
Non-current liabilities
Long-term debt	Note 12	1,733.2	1,731.9
Provisions	Note 13	861.2	720.8
Other long-term liabilities		172.2	148.7
Deferred tax liabilities	Note 17	390.7	499.0
Total liabilities		3,795.0	3,802.2

Equity
Common shareholders’ equity
Common share capital	Note 14	$14,894.2	$14,603.5
Contributed surplus		238.3	239.2
Accumulated deficit		(11,026.1)	(10,922.1)
Accumulated other comprehensive income (loss)	Note 7	39.1	(31.3)
Total common shareholders’ equity		4,145.5	3,889.3
Non-controlling interest		38.8	43.9
Total equity		4,184.3	3,933.2
Commitments and contingencies	Note 19
Total liabilities and equity		$7,979.3	$7,735.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,245,049,712	1,146,540,188

The accompanying notes are an integral part of these consolidated financial statements

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

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Kinross Gold Annual Report 2016

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2016	2015

Revenue
Metal sales		$3,472.0	$3,052.2

Cost of sales
Production cost of sales		1,983.8	1,834.8
Depreciation, depletion and amortization		855.0	897.7
Impairment charges	Note 8	139.6	699.0
Total cost of sales		2,978.4	3,431.5
Gross profit (loss)		493.6	(379.3)
Other operating expense	Note 7	209.3	76.2
Exploration and business development		94.3	108.0
General and administrative		143.7	179.4
Operating earnings (loss)		46.3	(742.9)
Other income (expense) - net	Note 7	22.5	(20.3)
Equity in earnings (losses) of associate and joint ventures	Note 9	(1.2)	3.2
Finance income		7.5	8.3
Finance expense	Note 7	(134.6)	(96.0)
Loss before tax		(59.5)	(847.7)
Income tax expense - net	Note 17	(49.6)	(141.7)
Net loss		$(109.1)	$(989.4)

Net loss attributable to:
Non-controlling interest		$(5.1)	$(4.9)
Common shareholders		$(104.0)	$(984.5)

Loss per share attributable to common shareholders
Basic		$(0.08)	$(0.86)
Diluted		$(0.08)	$(0.86)

Weighted average number of common shares outstanding	Note 16
(millions)
Basic		1,227.0	1,146.0
Diluted		1,227.0	1,146.0

The accompanying notes are an integral part of these consolidated financial statements

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Kinross Gold Annual Report 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2016	2015

Net loss		$(109.1)	$(989.4)

Other comprehensive income (loss), net of tax:	Note 7
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		50.8	(28.1)
Reclassification to earnings for impairment charges		—	7.6
Accumulated other comprehensive (income) loss related to investments sold (b)		(8.5)	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		29.2	(38.1)
Accumulated other comprehensive (income) loss related to derivatives settled (d)		(1.1)	73.4
		70.4	14.8
Total comprehensive loss		$(38.7)	$(974.6)

Attributable to non-controlling interest		$(5.1)	$(4.9)
Attributable to common shareholders		$(33.6)	$(969.7)

(a) Net of tax of $nil (2015 - $nil)

(b) Net of tax of $nil (2015 - $nil)

(c) Net of tax of $10.6 million (2015 - $(13.1) million)

(d) Net of tax of $(1.1) million (2015 - $21.3 million)

The accompanying notes are an integral part of these consolidated financial statements

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Kinross Gold Annual Report 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2016	2015

Net inflow (outflow) of cash related to the following activities:

Operating:
Net loss	$(109.1)	$(989.4)
Adjustments to reconcile net loss to net cash provided from operating activities:
Depreciation, depletion and amortization	855.0	897.7
Impairment charges	139.6	699.0
Equity in losses (earnings) of associate and joint ventures	1.2	(3.2)
Share-based compensation expense	13.5	17.1
Finance expense	134.6	96.0
Deferred tax expense (recovery)	(149.7)	53.0
Foreign exchange losses and other	14.4	24.3
Reclamation expense (recovery)	27.2	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(21.2)	91.0
Inventories	79.5	63.5
Accounts payable and accrued liabilities	239.9	27.9
Cash flow provided from operating activities	1,224.9	969.0
Income taxes paid	(125.7)	(137.4)
Net cash flow provided from operating activities	1,099.2	831.6

Investing:
Additions to property, plant and equipment	(633.8)	(610.0)
Business acquisition	(588.0)	—
Net additions to long-term investments and other assets	(59.8)	(59.7)
Net proceeds from the sale of property, plant and equipment	9.1	3.3
Decrease (increase) in restricted cash	(1.1)	30.8
Interest received and other	3.5	4.0
Net cash flow used in investing activities	(1,270.1)	(631.6)
Financing:
Issuance of common shares on exercise of options	2.8	—
Proceeds from issuance of equity	275.7	—
Proceeds from issuance of debt	—	22.5
Repayment of debt	(250.0)	(102.5)
Interest paid	(73.5)	(48.8)
Other	(3.3)	(2.9)
Net cash flow used in financing activities	(48.3)	(131.7)
Effect of exchange rate changes on cash and cash equivalents	2.3	(7.9)
Increase (decrease) in cash and cash equivalents	(216.9)	60.4
Cash and cash equivalents, beginning of period	1,043.9	983.5
Cash and cash equivalents, end of period	$827.0	$1,043.9

The accompanying notes are an integral part of these consolidated financial statements fs 8

Kinross Gold Annual Report 2016

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2016	2015

Common share capital
Balance at the beginning of the period	$14,603.5	$14,587.7
Shares issued on equity offering	275.7	—
Transfer from contributed surplus on exercise of options and restricted shares	12.2	15.8
Options exercised, including cash	2.8	—
Balance at the end of the period	$14,894.2	$14,603.5

Contributed surplus
Balance at the beginning of the period	$239.2	$239.0
Share-based compensation	14.2	17.1
Transfer of fair value of exercised options and restricted shares	(15.1)	(16.9)
Balance at the end of the period	$238.3	$239.2

Accumulated deficit
Balance at the beginning of the period	$(10,922.1)	$(9,937.6)
Net loss attributable to common shareholders	(104.0)	(984.5)
Balance at the end of the period	$(11,026.1)	$(10,922.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(31.3)	$(46.1)
Other comprehensive income	70.4	14.8
Balance at the end of the period	$39.1	$(31.3)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,987.0)	$(10,953.4)

Total common shareholders’ equity	$4,145.5	$3,889.3

Non-controlling interest
Balance at the beginning of the period	$43.9	$48.8
Net loss attributable to non-controlling interest	(5.1)	(4.9)
Balance at the end of the period	$38.8	$43.9

Total equity	$4,184.3	$3,933.2

The accompanying notes are an integral part of these consolidated financial statements fs 9

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

1.       DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the board of directors on February 15, 2017.

2.       BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2016 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

fs 10

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i. Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

			As at
			December 31,		December 31,
Entity	Property/ Segment	Location	2016		2015
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%		100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%		100%
Compania Minera Maricunga	Maricunga and Lobo Marte / Maricunga and Corporate and Other	Chile	100%		100%
Compania Minera Mantos de Oro	La Coipa / Corporate and Other	Chile	100%		100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%		100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%		100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%		100%
Selene Holdings LP	White Gold/ Corporate and Other	Canada	100%		100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%		100%
Chirano Gold Mines Ltd. (Ghana) (a)	Chirano	Ghana	90%		90%
KG Mining (Bald Mountain) Inc. (b)	Bald Mountain	USA	100	%(b)	—
Round Mountain Gold Corporation (b) /	Round Mountain	USA	100	%(b)	—
KG Mining (Round Mountain) Inc. (b)

Interest in joint operation:
(Relative share consolidated)
Round Mountain Gold Corporation (b)	Round Mountain	USA	—		50	%(b)

Investment in associate:
(Equity accounted)
Compania Minera Casale	Cerro Casale/ Corporate and Other	Chile	25%		25%

Interest in joint ventures:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren/ Corporate and Other	Chile	65%		65%
Bald Mountain Exploration LLC (c)	Bald Mountain Exploration Joint Venture/ Bald Mountain	USA	50	%(c)	—

(a)	The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(b)	On January 11, 2016, the Company acquired 100% of the Bald Mountain gold mine (“Bald Mountain”) and the remaining 50% interest in the Round Mountain gold mine (“Round Mountain”) from Barrick Gold Corporation (“Barrick”).

Prior to the acquisition of the remaining 50% interest in Round Mountain, the Company had a joint operation in Round Mountain through its 50% ownership in the Smoky Valley Common Operation. Under the joint operation agreement between the Company and Barrick, the Company was the operator. The Management Committee of the joint operation represented the joint operation partners, authorized annual programs and budgets and approved major transactions prior to execution by site management. The joint operation owners were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

(c)	As part of the acquisition of Bald Mountain, the Company acquired a large associated land package, of which approximately 40% is subject to a 50/50 joint venture between the Company and Barrick, with Kinross as operator.

fs 11

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(a)    Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)    Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting in the consolidated financial statements.

(c)    Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.  Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

●	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

●	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

●	Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

●	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

fs 12

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

fs 13

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

viii. Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

●	has begun planned principal activities;

●	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

●	is pursuing a plan to produce outputs; and

●	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

fs 14

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

x. Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

●	gathering exploration data through topographical and geological studies;

●	exploratory drilling, trenching and sampling;

●	determining the volume and grade of the resource;

●	test work on geology, metallurgy, mining, geotechnical and environmental; and

●	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

●	fair value of the estimated potential ounces, and

●	exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a) Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

fs 15

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Mineral interests consist of:

●	Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

●	Pre-development properties, which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b) Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

(c) Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Impairment of Goodwill and Long-lived Assets

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the carrying value to its recoverable amount. The recoverable amount of a CGU or asset is the higher of its fair value less costs to sell and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

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Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 6 year to 26 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2016 annual impairment analysis, estimated 2017, 2018 and long-term gold prices of $1,200, $1,250 and $1,250 per ounce, respectively, and estimated 2017, 2018 and long-term silver prices of $18.50, $18.70 and $20.00 per ounce, respectively, were used. For the 2015 annual impairment analysis, estimated 2016, 2017 and long-term gold prices of $1,100, $1,100 and $1,250 per ounce, respectively, and estimated 2016, 2017 and long-term silver prices of $16.00, $17.00 and $18.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2016 annual impairment analysis, an estimated short-term and long-term oil price of $60 per barrel was used. For the 2015 annual impairment analysis, estimated 2016, 2017 and long-term oil prices of $55, $55 and $65 per barrel, respectively, were used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2016 annual impairment analysis, real discount rates of between 5.05% and 5.18% were used for the CGUs tested. For the CGUs tested in the 2015 annual impairment analysis, real discount rates of between 4.36% and 6.44% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2016 in respect of the fair value determinations at that date, which ranged from 0.7 to 1.5. NAV multiples observed at December 31, 2015 were in the range of 0.7 to 1.1. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

fs 17

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

xiii. Financial instruments and hedging activity

(a)     Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as fair value through profit and loss, “available-for-sale”, “held-to-maturity”, or “loans and receivables”. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at fair value. Trade receivables and certain other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as fair value through profit and loss.

(b)     Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

fs 18

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(c)     Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv. Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)	RSUs are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RSUs, shares are generally issued from treasury.

(b)	RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xv. Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

●	The significant risks and rewards of ownership have been transferred;

fs 19

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

●	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

●	The amount of revenue can be measured reliably;

●	It is probable that the economic benefits associated with the transaction will flow to the Company; and

●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi. Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii. Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

fs 20

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

xviii. Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.       RECENT ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach. Under this approach, the Company intends to recognize transitional adjustments in retained earnings on the date of adoption (January 1, 2018), without restating the comparative financial statements on a retrospective basis.

The Company has made progress in its implementation of IFRS 15, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. IFRS 9 includes a revised model for classifying financial assets, which results in classification according to their contractual cash flow characteristics and the business models under which they are held.

The Company intends to adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”. The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

fs 21

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Company expects to adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Company intends to adopt IFRIC 22 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of IFRIC 22 has not yet been determined.

5.       SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.        Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a) Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b) Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c) Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

fs 22

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

ii.        Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a) Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b) Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c) Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d) Impairment of goodwill and long-lived assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis. Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

(e) Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

fs 23

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f) Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g) Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(h) Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

fs 24

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

6.       ACQUISITION

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of Bald Mountain, which includes a large associated land package, and the remaining 50% interest in Round Mountain for $610.0 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22.0 million to $588.0 million. In addition to the purchase price, Barrick will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50/50 exploration joint venture between Kinross and Barrick, with Kinross as the operator. Transaction costs associated with the acquisition totaling $7.8 million were expensed and included within other operating expense.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

In finalizing the purchase price allocation during the second quarter of 2016, the Company adjusted the preliminary allocation as indicated below. As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the fair value of Round Mountain in addition to 100% of Bald Mountain.

	Preliminary	Adjustments	Final
Purchase Price Allocation
Net working capital	$182.8	$(90.0)	$92.8
Property, plant and equipment (including mineral interests)	725.9	91.6	817.5
Other long-term assets and investment in joint venture	19.7	(0.3)	19.4
Deferred tax liabilities	—	(16.2)	(16.2)
Provisions and other long-term liabilities	(178.4)	(7.1)	(185.5)
Net assets	$750.0	$(22.0)	$728.0
Less: Fair value of previously held interest in Round Mountain	(140.0)	—	(140.0)
Cash consideration	$610.0	$(22.0)	$588.0

As a result of reflecting the final purchase price adjustments retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

For the three months ended March 31, 2016, production cost of sales, depreciation, depletion, and amortization, other income (expense), and income tax expense decreased by $4.6 million, $14.6 million, $1.4 million, and $28.3 million respectively. As a result, net loss attributable to common shareholders and accumulated deficit decreased by $48.9 million.

As at March 31, 2016, net working capital and other long-term assets decreased by $61.8 million and $4.9 million, respectively; whereas, property, plant and equipment, deferred tax assets, deferred tax liabilities, provisions, and investment in joint ventures increased by $100.1 million, $25.2 million, $12.1 million, $2.9 million and $5.3 million, respectively.

fs 25

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

7.       CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.       Cash and cash equivalents:

	December 31,	December 31,
	2016	2015
Cash on hand and balances with banks	$514.0	$460.3
Short-term deposits	313.0	583.6
	$827.0	$1,043.9

  Restricted cash:

	December 31,	December 31,
	2016	2015
Restricted cash (a)	$11.6	$10.5

(a)     Restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.       Accounts receivable and other assets:

	December 31,	December 31,
	2016	2015
Trade receivables	$20.1	$4.4
Prepaid expenses	21.9	17.0
VAT receivable	59.3	53.4
Deposits	11.4	11.8
Other	14.6	21.6
	$127.3	$108.2

fs 26

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.        Inventories:

	December 31,	December 31,
	2016	2015
Ore in stockpiles (a)	$242.3	$195.7
Ore on leach pads (b)	301.6	250.0
In-process	78.6	85.5
Finished metal	49.1	24.4
Materials and supplies	534.1	607.2
	1,205.7	1,162.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(218.9)	(157.6)
	$986.8	$1,005.2

(a)	Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.

(b)	Ore on leach pads relates to the Company’s Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2017, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2023. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.

(c)	During the years ended December 31, 2016 and 2015, inventory impairment charges were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

fs 27

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iv.       Property, plant and equipment:

		Mineral Interests (a)

		Development and
	Land, plant and	operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	445.6	207.7	—	653.3
Acquisitions (b)	417.4	400.1	—	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	—	(654.1)
Capitalized interest	10.4	4.8	—	15.2
Disposals	(57.8)	(0.7)	—	(58.5)
Other	2.9	1.6	—	4.5
Balance at December 31, 2016	7,791.3	7,970.2	164.3	15,925.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(528.1)	(399.4)	—	(927.5)
Impairment charge (c)	(68.3)	—	—	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	—	493.0
Disposals	50.4	—	—	50.4
Other	(0.7)	(0.9)	—	(1.6)
Balance at December 31, 2016	(5,076.4)	(5,852.4)	(79.4)	(11,008.2)

Net book value	$2,714.9	$2,117.8	$84.9	$4,917.6

Amount included above as at December 31, 2016:
Assets under construction	$373.5	$119.4	$—	$492.9
Assets not being depreciated (d)	$545.3	$322.3	$84.9	$952.5

(a)	At December 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(c)	At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 8 i.
(d)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

fs 28

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

		Mineral Interests(a)
		Development
	Land, plant and	and operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	349.3	175.9	—	525.2
Capitalized interest	16.9	23.6	—	40.5
Disposals	(71.0)	(3.6)	(4.7)	(79.3)
Other	16.9	(6.7)	0.2	10.4
Balance at December 31, 2015	7,332.2	7,651.4	164.3	15,147.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(484.5)	(446.4)	—	(930.9)
Impairment charge (b)	(220.8)	(218.7)	—	(439.5)
Disposals	59.9	—	—	59.9
Other	2.1	(3.9)	(0.2)	(2.0)
Balance at December 31, 2015	(4,835.1)	(5,639.7)	(79.4)	(10,554.2)

Net book value	$2,497.1	$2,011.7	$84.9	$4,593.7

Amount included above as at December 31, 2015:

Assets under construction	$201.9	$121.2	$—	$323.1
Assets not being depreciated (c)	$361.1	$322.1	$84.9	$768.1

(a)	At December 31, 2015, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	At December 31, 2015, an impairment charge was recorded against property, plant and equipment at Fort Knox, 50% owned Round Mountain, and Tasiast. See Note 8 i.

(c)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and Tasiast and had a weighted average borrowing rate of 4.9% and 4.7% during the years ended December 31, 2016 and 2015, respectively.

At December 31, 2016, $216.8 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2015 – $215.6 million). During the year ended December 31, 2016, the Company acquired $nil E&E assets, disposed of $nil E&E assets and transferred $nil E&E assets to capitalized development (year ended December 31, 2015 – $nil, $4.0 million and $nil, respectively). During the year ended December 31, 2016, the Company capitalized $1.2 million and expensed $6.8 million of E&E costs, respectively (year ended December 31, 2015 – $11.7 million and $8.4 million, respectively). Expensed E&E costs are included in operating cash flows.

fs 29

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

v.        Goodwill:

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

		Other
	Kupol	Operations	Total
Cost
Balance at January 1, 2016	$827.2	$3.9	$831.1
Acquisitions	—	—	—
Disposals	—	—	—
Balance at December 31, 2016	$827.2	$3.9	$831.1

Accumulated impairment
Balance at January 1, 2016	$(668.4)	$—	$(668.4)
Impairment loss	—	—	—
Disposals	—	—	—
Balance at December 31, 2016	$(668.4)	$—	$(668.4)

Carrying amount at December 31, 2016	$158.8	$3.9	$162.7

		Other
	Kupol	Operations	Total
Cost
Balance at January 1, 2015	$827.2	$3.9	$831.1
Acquisitions	—	—	—
Disposals	—	—	—
Balance at December 31, 2015	$827.2	$3.9	$831.1

Accumulated impairment
Balance at January 1, 2015	$(668.4)	$—	$(668.4)
Impairment loss	—	—	—
Disposals	—	—	—
Balance at December 31, 2015	$(668.4)	$—	$(668.4)

Carrying amount at December 31, 2015	$158.8	$3.9	$162.7

vi.       Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2016		December 31, 2015
		Gains (losses) in		Gains (losses) in
	Fair value	AOCI	Fair value	AOCI
Investments in an unrealized gain position	$110.2	$30.3	$10.4	$1.4
Investments in an unrealized loss position	32.7	(6.7)	72.7	(20.1)
	$142.9	$23.6	$83.1	$(18.7)

fs 30

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

vii.       Other long-term assets:

	December 31,	December 31,
	2016	2015
Long-term portion of ore in stockpiles and ore on leach pads (a)	$218.9	$157.6
Deferred charges, net of amortization	8.6	7.9
Long-term receivables	147.2	161.7
Advances for the purchase of capital equipment	2.8	6.7
Other	33.8	36.3
	$411.3	$370.2

(a)	Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. At December 31, 2016, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

viii.       Accounts payable and accrued liabilities:

	December 31,	December 31,
	2016	2015
Trade payables	$86.8	$75.2
Accrued liabilities	251.4	206.2
Employee related accrued liabilities	126.6	98.2
	$464.8	$379.6

ix.       Accumulated other comprehensive income (loss):

	Long-term	Derivative
	Investments	Contracts	Total
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(20.5)	43.5	23.0
Tax	—	(8.2)	(8.2)
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	42.3	37.6	79.9
Tax	—	(9.5)	(9.5)
Balance at December 31, 2016	$23.6	$15.5	$39.1

fs 31

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

x.           Other operating expense:

	Years ended December 31,
	2016	2015
Other operating expense (a)	$209.3	$76.2
	$209.3	$76.2

(a)	Other operating expense includes the write-off of value-added tax (“VAT”) receivables and settlement of VAT disputes due to regulatory changes in Brazil and costs related to the suspension of mining activities at Maricunga and Tasiast, in addition to care and maintenance and other costs.

xi.           Other income (expense) – net:

	Years ended December 31,
	2016	2015

Gains (losses) on sale of other assets - net	$9.7	$(16.2)
Impairment of investments	—	(7.6)
Foreign exchange losses	(6.3)	(30.6)
Net non-hedge derivative losses	(0.4)	(3.4)
Other (a)	19.5	37.5
	$22.5	$(20.3)

(a)	During the year ended December 31, 2016, the Company received $13.0 million in insurance recoveries (year ended December 31, 2015 – $31.7 million).

xii.           Finance expense:

	Years ended December 31,
	2016	2015
Accretion on reclamation and remediation obligations	$(34.2)	$(27.8)
Interest expense, including accretion on debt (a)	(100.4)	(68.2)
	$(134.6)	$(96.0)

(a)	During the years ended December 31, 2016 and 2015, $15.2 million and $40.5 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7 iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2016 was $95.3 million (year ended December 31, 2015 - $91.5 million).

fs 32

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

xiii.           Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2016	2015
Salaries, short-term incentives, and other benefits	$665.7	$611.5
Share-based payments	26.8	20.8
Other	19.2	15.5
	$711.7	$647.8

fs 33

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

8.          IMPAIRMENT

	Years ended December 31,
	2016	2015
Property, plant and equipment (i)	$68.3	$439.5
Inventory and other assets (ii)	71.3	259.5
	$139.6	$699.0

i.           Property, plant and equipment

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment, resulting in a carrying amount of $(10.9) million for the Maricunga CGU. The carrying amount was negative as a result of reclamation and remediation obligations. No impairment charges were recorded as a result of the annual assessment of the carrying value of the Company’s CGUs at December 31, 2016.

At December 31, 2015, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded an impairment charge of $439.5 million as a result of decreases in the Company’s short-term and long-term gold price estimates. The impairment charge was entirely related to property, plant and equipment and included a charge of $249.5 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain. As at December 31, 2015, the carrying amounts of Tasiast, Fort Knox, and Round Mountain were $827.9 million, $349.1 million, and $140.0 million, respectively. The significant estimates and assumptions used in the impairment assessment are disclosed in Note 3 to the financial statements.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Key assumptions and sensitivity

The significant estimates and assumptions used in the Company’s annual impairment assessments are disclosed in Note 3 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

ii.           Inventory and other assets

During 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining in the third quarter of 2016.

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value.

fs 34

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

9.          INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2016	2015
Cerro Casale	$139.5	$138.3
Puren	18.6	18.8
Bald Mountain Exploration Joint Venture (a)	5.5	—
	$163.6	$157.1

(a)	As part of the Company’s acquisition of Bald Mountain on January 11, 2016, it acquired an associated land package, of which approximately 40% is subject to a 50/50 joint venture between the Company and Barrick. See Note 6.

There are no publicly quoted market prices for Cerro Casale, Puren, or the Bald Mountain Exploration Joint Venture.

The equity in earnings (losses) of associate and joint ventures is as follows:

	Years ended December 31,
	2016	2015
Cerro Casale(a)	$(0.6)	$(3.0)
Puren (a)	(0.2)	$6.2
Bald Mountain Exploration Joint Venture (a)	(0.4)	—
	$(1.2)	$3.2

(a)	Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

Summarized financial information, reflecting fair value adjustments made by the Company, for Cerro Casale on a 100% basis is as follows:

	Balance Sheet As at December 31,
	2016	2015
Current assets	$0.8	$0.4
Non-current assets	2,065.2	2,061.1
	2,066.0	2,061.5
Current liabilities	5.6	5.9
Non-current liabilities	—	—
	5.6	5.9
Net assets	$2,060.4	$2,055.6
Ownership interest	25%	25%
	515.1	513.9
Impairment charge	(375.6)	(375.6)
Carrying amount of the investment	$139.5	$138.3

	Statement of Operations For the years ended December 31,
	2016	2015
Revenue	$—	$—
Expense	2.5	12.0
Net loss and total comprehensive loss	$2.5	$12.0
Equity in losses of Cerro Casale	$0.6	$3.0

A contingent liability related to the Company’s investment in Cerro Casale is disclosed in Note 19.

fs 35

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

10.           FAIR VALUE MEASUREMENT

(a)            Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016 include:

				Aggregate Fair
	Level 1	Level 2	Level 3	Value
Available-for-sale investments	$142.9	$—	$—	$142.9
Derivative contracts:
Foreign currency forward and collar contracts	—	8.9	—	8.9
Energy swap contracts	—	12.3	—	12.3
Total return swap contracts	—	(6.2)	—	(6.2)
	$142.9	$15.0	$—	$157.9

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

fs 36

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a), (c) (i)	8.9	5.9	(13.8)	(10.9)

Commodity contracts
Energy swap contracts (b) (ii)	12.3	9.6	(2.2)	(1.7)

Other contracts
Total return swap contracts (iii)	(6.2)	—	1.0	—

Total all contracts	$15.0	$15.5	$(15.0)	$(12.6)

Unrealized fair value of derivative assets
Current	16.1		1.0
Non-current	6.0		—
	$22.1		$1.0

Unrealized fair value of derivative liabilities
Current	(7.1)		(16.0)
Non-current	—		—
	$(7.1)		$(16.0)

Total net fair value	$15.0		$(15.0)

(a)	Of the total amount recorded in AOCI at December 31, 2016, $5.1 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Of the total amount recorded in AOCI at December 31, 2016, $5.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)	During the year ended December 31, 2016, the Company entered into zero cost collar contracts for future exchange rates of the Brazilian real and the Russian rouble. The put and call collars were entered into with a counterparty, in which a floor and ceiling relative to the future exchange rate of the Brazilian real or Russian rouble is agreed upon. If the Brazilian real or Russian rouble is below the floor, the counterparty pays the Company the difference between the exchange rate and the floor. If the Brazilian real or Russian rouble is above the ceiling, the Company pays the counterparty the difference between the ceiling and the exchange rate.

fs 37

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(i)           Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2016, maturing in 2017 and 2018:

Foreign currency	2017	2018
Brazilian real zero cost collars
(in millions of U.S. dollars)	$85.8	$25.2
Average put (Brazilian reais)	3.68	3.75
Average call (Brazilian reais)	4.11	4.12
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$52.5	$—
Average price (Canadian dollars)	1.33	—
Russian rouble zero cost collars
(in millions of U.S. dollars)	$19.8	$—
Average put (Russian roubles)	60.0	—
Average call (Russian roubles)	71.9	—

During 2016, the Company entered into the following new forward buy and zero cost collar derivative contracts:

●	$63.0 million Canadian dollars at an average rate of 1.35 maturing from 2016 to 2017;

●	$111.0 million Brazilian reais at an average put and call strike of 3.70 and 4.11, respectively, maturing from 2017 to 2018; and

●	$19.8 million Russian roubles at an average put and call strike of 60.0 and 71.9, respectively, maturing in 2017.

At December 31, 2016, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

●	Brazilian real forward buy contracts – $nil (December 31, 2015 – $4.7 million loss);

●	Brazilian real zero cost collar contracts – unrealized gain of $6.0 million (December 31, 2015 – $nil).

●	Chilean peso forward buy contracts – $nil (December 31, 2015 – $2.3 million loss);

●	Canadian dollar forward buy contracts – unrealized loss of $0.2 million (December 31, 2015 – $3.9 million loss); and

●	Russian rouble zero cost collar contracts – unrealized gain of $0.1 million (December 31, 2015 – $nil).

(ii)           Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2016, maturing in 2017 to 2019:

Energy	2017	2018	2019
Oil swap contracts (barrels)	737,976	517,482	85,651
Average price	$46.21	$48.35	$48.17

fs 38

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

During 2016, the following new commodity derivative contracts were entered into:

●	1,600,189 barrels of crude oil at an average rate of $46.38 per barrel maturing from 2016 to 2019.

At December 31, 2016, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

●	Oil swap contracts – unrealized gain of $9.6 million (December 31, 2015 – $1.7 million loss).

(iii)     Total return swap contracts

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2016, 5,695,000 TRS units were outstanding.

At December 31, 2016, 90% of the DSUs were economically hedged (December 31, 2015 – 97%) and 84% of cash-settled RSUs were economically hedged (December 31, 2015 – 95%), although hedge accounting was not applied.

(b)       Non-recurring fair value measurement:

During the year ended December 31, 2016, property, plant and equipment at Maricunga was written down to its recoverable amount. Certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

(c)       Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

fs 39
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

11.        CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.        Capital management

The Company’s objectives when managing capital are to:

●	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
●	Ensure the Company has the capital and capacity to support a long-term growth strategy;
●	Provide investors with a superior rate of return on their invested capital;
●	Ensure compliance with all bank covenant ratios; and
●	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31, 2016	December 31, 2015
Long-term debt	$1,733.2	$1,731.9
Current portion of long-term debt	—	249.5
Total debt	1,733.2	1,981.4
Common shareholders’ equity	4,145.5	3,889.3
Total debt / total debt and common shareholders’ equity ratio	29.5%	33.8%
Company target	0 – 30%	0 – 30%

ii.        Gold and silver price risk management

No derivatives to hedge metal sales were outstanding in 2015 and 2016.

fs 40
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.        Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2016, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)
Canadian dollars	(19.0)	1.7	(2.1)
Brazilian reais	(2.9)	0.3	(0.3)
Chilean pesos	(8.9)	0.8	(1.0)
Russian roubles	32.8	(3.0)	3.6
Euros	(2.5)	0.2	(0.3)
Mauritanian ouguiya	(36.4)	3.3	(4.0)
Ghanaian cedi	17.9	(1.6)	2.0
Other (b)	(1.0)	0.1	(0.1)

(a)	As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes British pounds, Australian dollars and South African rand.

At December 31, 2016, with other variables unchanged, the following represents the effect of the Company’s foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
Canadian dollars	$(4.7)	$5.8
Brazilian real	$(8.2)	$10.7
Russian rouble	$(0.9)	$1.2

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

fs 41
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iv.        Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2016, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on OCI before taxes from a 10% change in oil prices.

	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
Oil	$7.5	$(7.5)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which will be to earnings.

v.        Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2016 - $827.0 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2016 are as follows:

		2017	2018, 2019	2020, 2021	2022+
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt (a)	$2,580.0	$86.0	$172.0	$1,153.9	$1,168.1

(a)	Includes long-term debt, including the current portion, interest and the full face value of the senior notes.

vi.        Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2016, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

fs 42
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

12.        LONG-TERM DEBT AND CREDIT FACILITIES

		December 31, 2016				December 31, 2015
	Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility (i)	Variable	$500.0	$(2.6)	$497.4	$497.4	$498.0	$498.0
Senior notes (ii)	5.125%-6.875%	1,245.1	(9.3)	1,235.8	1,245.7	1,483.4	1,035.3
		1,745.1	(11.9)	1,733.2	1,743.1	1,981.4	1,533.3
Less: current portion		—	—	—	—	(249.5)	(250.4)
Long-term debt		$1,745.1	$(11.9)	$1,733.2	$1,743.1	$1,731.9	$1,282.9

(a)	Includes transaction costs on debt financings.
(b)	The fair value of debt is primarily determined using quoted market determined variables. See Note 10 (c).

Scheduled debt repayments

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Corporate term loan facility	$—	$—	$—	$500.0	$—	$—	$500.0
Senior notes	—	—	—	—	500.0	750.0	$1,250.0
Total debt payable	$—	$—	$—	$500.0	$500.0	$750.0	$1,750.0

(i)        Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates. The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at December 31, 2016, the Company had utilized $104.5 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2016, interest charges and fees are as follows:

Type of credit

Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2016.

fs 43
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(ii)        Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% senior notes due 2021, $500.0 million principal amount of 5.95% notes due 2024, and $250.0 million principal amount of 6.875% senior notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)        Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20.0 million, resulting in full repayment of the loan.

(iv)        Other

Effective June 30, 2016, the maturity date for the Company’s $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.10% to 1.15%. As at December 31, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at December 31, 2016, the Company had $117.7 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These letters of credit have been issued pursuant to arrangements with certain international banks.

As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2016 and 2015, $nil was outstanding under such borrowings.

fs 44
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

13.        PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2016	$720.3	$50.8	$771.1
Additions resulting from acquisitions (a)	123.4	—	123.4
Additions	51.7	9.6	61.3
Reductions	(28.4)	(14.3)	(42.7)
Reclamation spending	(20.1)	—	(20.1)
Accretion	34.2	—	34.2
Reclamation expense	27.2	—	27.2
Balance at December 31, 2016	$908.3	$46.1	$954.4

Current portion	81.9	11.3	93.2
Non-current portion	826.4	34.8	861.2
	$908.3	$46.1	$954.4

(a)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(i)        Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2016 is a $27.2 million expense (year ended December 31, 2015 – $7.9 million recovery) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2017 and 2041. The discount rates used in estimating the site restoration cost obligation were between 0.9% and 13.9% for the year ended December 31, 2016 (year ended December 31, 2015 – 0.6% and 11.2%), and the inflation rate used was between 2.4% and 5.6% for the year ended December 31, 2016 (year ended December 31, 2015 – 1.1% and 7.8%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2016, letters of credit totaling $402.0 million (December 31, 2015 – $249.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

fs 45
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

14.        COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2016 and 2015 is as follows:

	Year ended December 31, 2016		Year ended December 31, 2015
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,146,540	$14,603.5	1,144,576	$14,587.7
Equity issuance (a)	95,910	275.7	—	—
Under share option and restricted share plans	2,600	15.0	1,964	15.8
Balance at end of period	1,245,050	$14,894.2	1,146,540	$14,603.5

Total common share capital		$14,894.2		$14,603.5

(a)	On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

fs 46
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

15.        SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2016 and 2015 was as follows:

	Years ended December 31,
	2016	2015
Share option plan expense (i)	$2.8	$6.0
Restricted share unit plan expense, including restricted performance shares (ii)	24.0	15.6
Deferred share units expense (iii)	1.2	1.0
Employer portion of employee share purchase plan (iv)	2.0	2.1
Total share-based compensation	$30.0	$24.7

(i)        Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan before February 16, 2011 was for a maximum of five years. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2016 expire at various dates to 2023. The number of common shares available for the granting of options as at December 31, 2016 was 12.5 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2016 and 2015:

	2016		2015
	Number of options (000’s)	Weighted average exercise price (CDN$/option)	Number of options (000’s)	Weighted average exercise price (CDN$/option)
Balance at January 1	13,513	$7.57	14,175	$10.66
Granted	1,872	4.17	3,599	3.69
Exercised	(708)	5.17	—	—
Forfeited	(1,300)	6.57	(890)	7.85
Expired	(948)	12.17	(3,371)	16.35
Outstanding at end of period	12,429	$6.95	13,513	$7.57

For the year ended December 31, 2016, the weighted average share price at the date of exercise was CDN$6.88.

fs 47
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2016:

		Options outstanding			Options exercisable
		Number of	Weighted average exercise	Weighted average remaining contractual	Number of	Weighted average exercise	Weighted average remaining contractual
Exercise price range in		options	price	life	options	price	life
CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$2.96	$4.22	4,609	$3.88	5.15	833	$3.72	4.44
4.23	9.53	5,307	6.97	3.30	4,565	7.16	3.21
9.54	14.31	1,667	10.69	2.22	1,667	10.69	2.22
14.32	16.25	846	16.25	1.14	846	16.25	1.14
		12,429	$6.95	3.69	7,911	$8.51	2.91

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2016 and 2015:

	2016	2015

Weighted average share price (CDN$)	$4.17	$3.69
Expected dividend yield	0.0%	0.0%
Expected volatility	56.9%	43.3%
Risk-free interest rate	0.6%	0.6%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$1.92	$1.34

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

(ii)        Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 13.9 million.

(a)      Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2016 and 2015:

	2016		2015
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	9,041	$4.41	6,657	$6.47
Granted	5,502	4.14	6,586	3.62
Redeemed	(4,435)	4.96	(2,850)	7.18
Forfeited	(889)	4.11	(1,352)	4.87
Outstanding at end of period	9,219	$4.01	9,041	$4.41

As at December 31, 2016, the Company had recognized a liability of $11.4 million (December 31, 2015 - $4.8 million) in respect of its cash-settled RSUs.

fs 48
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(b)        Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2016 and 2015:

	2016		2015
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	4,313	$4.88	2,425	$7.12
Granted	1,887	4.47	2,723	3.57
Redeemed	(495)	6.55	(318)	9.24
Forfeited	(712)	5.20	(517)	5.83
Outstanding at end of period	4,993	$4.51	4,313	$4.88

(iii)        Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last business day of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2016 and 2015 are as follows:

	Years ended December 31,
	2016	2015
DSUs granted (000’s)	308	446
Weighted average grant-date fair value (CDN$/ unit)	$4.97	$2.60

There were 1,321,449 DSUs outstanding, for which the Company had recognized a liability of $4.1 million, as at December 31, 2016 (December 31, 2015 - $2.2 million).

(iv)        Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees’ contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2016 was $2.0 million (year ended December 31, 2015 – $2.1 million).

fs 49
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

16.        EARNINGS (LOSS) PER SHARE

Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2016 was $104.0 million (year ended December 31, 2015 – $984.5 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2016	2015
Basic weighted average shares outstanding:	1,227,007	1,146,043
Weighted average shares dilution adjustments:
Stock options	—	—
Restricted shares	—	—
Restricted performance shares	—	—
Diluted weighted average shares outstanding	1,227,007	1,146,043

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	12,429	13,064
Restricted shares	3,625	3,971
Restricted performance shares	4,786	3,940

(a)	Anti-dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2016 and 2015, the average share price used was $3.91 and $2.27, respectively.
(b)	These adjustments were excluded, as they are anti-dilutive.

fs 50
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

17.        INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2016	2015
Current tax expense
Current period	$223.9	$135.0
Adjustment for prior period	(24.6)	(46.2)

Deferred tax expense
Origination and reversal of temporary differences	(143.6)	64.8
Impact of changes in tax rate	—	(0.3)
Change in unrecognized deductible temporary differences	(6.7)	(9.4)
Recognition of previously unrecognized tax losses	0.6	(2.2)
	$49.6	$141.7

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2016	2015
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	4.4%	0.4%
Resource allowance and depletion	1.1%	0.1%
Difference in foreign tax rates and foreign exchange on deferred income taxes
within income tax expense	94.0%	(17.2%)
Benefit of losses not recognized	(160.1%)	(5.0%)
Recognition of tax attributes not previously benefited	(44.0%)	(20.3%)
Under (over) provided in prior periods	(8.2%)	3.3%
Income not subject to tax	109.2%	10.7%
Effect of non-deductible impairment	0.0%	(0.3%)
Accounting expenses disallowed for tax	(17.2%)	(12.6%)
Taxes on repatriation of foreign earnings	(79.9%)	(1.4%)
Other	(9.2%)	(0.9%)
Effective tax rate	(83.4%)	(16.7%)

i.        Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,
	2016	2015
Deferred tax assets
Accrued expenses and other	$39.3	$82.6
Property, plant and equipment	25.5	10.3
Reclamation and remediation obligations	118.1	94.8
Inventory capitalization	8.8	8.7
	191.7	196.4
Deferred tax liabilities
Accrued expenses and other	14.5	1.2
Property, plant and equipment	442.0	567.6
Inventory capitalization	31.4	50.1
Deferred tax liabilities - net	$296.2	$422.5

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

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KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Movement in net deferred tax liabilities:

	December 31,	December 31,
	2016	2015
Balance at the beginning of the period	$422.5	$362.5
Recognized in profit/loss	(149.7)	53.0
Recognized in OCI	9.5	8.2
Other	13.9	(1.2)
Balance at the end of the period	$296.2	$422.5

ii.        Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2016 is $6.5 billion (December 31, 2015 – $6.0 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2016	2015
Deductible temporary differences	$721.4	$731.4
Tax losses	458.5	436.4

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.        Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$713.9	2017 - 2036
United States(a)	Net operating losses	40.1	2017 - 2036
Chile	Net operating losses	98.9	No expiry
Barbados	Net operating losses	885.4	2017 - 2023
Mauritania	Net operating losses	22.0	2017 - 2021
Other	Net operating losses	55.1	Various

(a)	Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

fs 52
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

18.        SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold) and non-mining and other operations. These have been aggregated into one reportable segment as they do not generate revenues for the Company.

Finance income, finance expense, other income (expense), and equity in earnings (losses) of associate and joint ventures are managed on a consolidated basis and are not allocated to operating segments.

fs 53
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

i.        Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non- operating segments (a)
Year ended December 31, 2016:	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$510.8	477.1	139.6	599.6	219.4	919.2	139.8	208.0	258.5	—	$3,472.0
Cost of sales
Production cost of sales	302.2	292.0	131.7	346.4	145.2	324.3	73.0	179.3	189.7	—	1,983.8
Depreciation, depletion and amortization	88.7	94.7	38.6	142.7	34.4	236.8	1.3	96.4	109.9	11.5	855.0
Impairment charges	—	—	—	—	139.6	—	—	—	—	—	139.6
Total cost of sales	390.9	386.7	170.3	489.1	319.2	561.1	74.3	275.7	299.6	11.5	2,978.4
Gross profit (loss)	$119.9	90.4	(30.7)	110.5	(99.8)	358.1	65.5	(67.7)	(41.1)	(11.5)	$493.6
Other operating expense	1.0	—	2.0	74.3	50.8	(0.5)	(0.7)	46.3	8.0	28.1	209.3
Exploration and business development	8.9	4.6	4.7	—	—	13.3	2.2	5.9	8.9	45.8	94.3
General and administrative	—	—	—	—	—	—	—	—	—	143.7	143.7
Operating earnings (loss)	$110.0	85.8	(37.4)	36.2	(150.6)	345.3	64.0	(119.9)	(58.0)	(229.1)	$46.3
Other income (expense) - net											22.5
Equity in earnings (losses) of associate and joint ventures											(1.2)
Finance income											7.5
Finance expense											(134.6)
Loss before tax											$(59.5)

	Operating segments								Non- operating segments (a)
Year ended December 31, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$467.0	228.1	559.8	249.1	883.2	113.3	249.4	302.3	—	$3,052.2
Cost of sales
Production cost of sales	252.8	146.9	374.3	216.1	362.8	81.6	220.6	179.7	—	1,834.8
Depreciation, depletion and amortization	130.3	44.9	147.5	27.3	271.3	12.0	80.9	175.0	8.5	897.7
Impairment charges	252.7	44.0	3.3	48.7	84.7	—	259.7	5.9	—	699.0
Total cost of sales	635.8	235.8	525.1	292.1	718.8	93.6	561.2	360.6	8.5	3,431.5
Gross profit (loss)	$(168.8)	(7.7)	34.7	(43.0)	164.4	19.7	(311.8)	(58.3)	(8.5)	$(379.3)
Other operating expense	1.4	—	10.3	17.4	(0.2)	(12.6)	35.3	(1.7)	26.3	76.2
Exploration and business development	10.6	1.2	—	—	14.5	2.0	14.1	13.5	52.1	108.0
General and administrative	—	—	—	—	—	—	—	—	179.4	179.4
Operating earnings (loss)	$(180.8)	(8.9)	24.4	(60.4)	150.1	30.3	(361.2)	(70.1)	(266.3)	$(742.9)
Other income (expense) - net										(20.3)
Equity in earnings (losses) of associate and joint venture										3.2
Finance income										8.3
Finance expense										(96.0)
Loss before tax										$(847.7)

fs 54
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

	Operating segments									Non- operating segments(a)
	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2016	$248.4	307.1	440.9	1,647.5	37.6	599.5	2.0	826.9	416.6	391.1	$4,917.6

Total assets at:
December 31, 2016	$457.7	430.8	598.9	1,880.4	145.3	1,417.0	15.9	1,122.8	581.5	1,329.0	$7,979.3

Capital expenditures for year ended December 31, 2016 (d)	$67.2	70.1	41.2	113.8	5.1	88.0	—	200.4	48.2	11.1	$645.1

	Operating segments								Non- operating segments (a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2015	$244.9	161.4	1,693.0	139.0	753.0	2.5	736.3	489.2	374.4	$4,593.7

Total assets at:
December 31, 2015	$480.5	229.5	1,935.9	373.3	1,566.3	26.6	1,010.1	645.6	1,467.6	$7,735.4

Capital expenditures for year ended December 31, 2015 (d)	$145.0	50.0	109.0	31.2	56.7	0.5	165.4	32.0	35.1	$624.9

(a)	Non-operating segments include development properties.

(b)	Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.        Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2016	2015	2016	2015
Geographic information (a)
United States	$1,267.3	$808.4	$1,002.1	$412.9
Russian Federation	919.2	883.2	630.8	786.1
Brazil	599.6	559.8	1,647.5	1,693.0
Chile	219.4	249.1	306.6	387.8
Mauritania	208.0	249.4	832.5	743.0
Ghana	258.5	302.3	427.9	498.4
Canada	—	—	70.2	72.5
Total	$3,472.0	$3,052.2	$4,917.6	$4,593.7

(a)	Geographic location is determined based on location of the mining assets.

fs 55

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.        Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended December 31, 2016:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total
Customer
1	$101.8	75.9	22.0	130.1	41.8	20.5	66.6	80.2	72.5	$611.4
2	—	—	—	—	—	473.5	—	—	—	473.5
3	—	—	—	—	—	405.5	—	—	—	405.5
										$1,490.4
% of total metal sales										42.9%

For the year ended December 31, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total
Customer
1	—	—	—	—	677.7	—	—	—	$677.7
2	89.6	15.6	94.7	30.2	170.5	34.9	83.5	80.6	599.6
3	78.0	46.5	43.4	50.4	—	23.6	45.6	61.9	349.4
									$1,626.7
% of total metal sales									53.3%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.        COMMITMENTS AND CONTINGENCIES

i.      Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $16.6 million, $13.6 million, $5.3 million, $2.4 million and $1.0 million for each year from 2017 to 2021, respectively, and $2.4 million thereafter.

Purchase commitments

At December 31, 2016, the Company had future commitments of approximately $108.9 million (December 31, 2015 – $19.9 million) for capital expenditures.

ii.     Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

fs 56
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga (“CMM”) was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine’s water pumping wells. In May 2015, the Chile environmental enforcement authority (the “SMA”) issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine’s continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA’s allegations, and, as required by law, responded to various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA’s May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM’s groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the “sanction proceedings”). The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the “reconsideration”). While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences. Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to “temporarily” curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile’s Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”). The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine’s government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM’s pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request. On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM’s appeal of the Amended Sanction and on CMM’s appeals of prior water curtailment orders. Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM’s pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses. Evidentiary hearings took place in November and December 2016, and additional hearings in the matter are in the process of being scheduled. CMM will continue to vigorously defend itself in these proceedings.

fs 57
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. In the third quarter of 2016, the Environmental Protection Agency (the “EPA”) listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit. It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District. In addition, the EPA may seek to require the Company to conduct investigative and remedial activities. On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. The suits brought by New Mexico and the Navajo Nation have been consolidated. The Company has also received a “notice of intent to sue” letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys’ fees under RCRA, the CWA and the Utah Water Quality Act. Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

fs 58
KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

20.        RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2016 and 2015 other than compensation of key management personnel.

The Company received no dividends from Puren during the year ended December 31, 2016 (year ended December 31, 2015 – $4.6 million).

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2016	2015
Cash compensation - Salaries, short-term incentives, and other benefits	$7.3	$8.0
Long-term incentives, including share-based payments	9.3	10.6
Termination and post-retirement benefits	3.9	3.5
Total compensation paid to key management personnel	$20.5	$22.1

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.        CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

During the year ended December 31, 2016, certain changes were made to the guarantor subsidiaries. The following subsidiaries are no longer guarantors: BGO (Bermuda) Ltd., Crown Resources Corporation, Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and RBM Mauritania No 2 Ltd., and were replaced by: KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, and KG Far East (Luxembourg) Sarl.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2016 and December 31, 2015 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2016 and 2015. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis. As a result of the changes in the guarantor subsidiaries noted above, the consolidating balance sheet, and the consolidating statements of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

fs 59

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$126.2	$145.6	$—	$271.8	$555.2	$—	$827.0
Restricted cash	—	4.6	—	4.6	7.0	—	11.6
Accounts receivable and other assets	6.4	42.3	—	48.7	78.6	—	127.3
Intercompany receivables	541.5	1,277.3	(175.5)	1,643.3	4,384.9	(6,028.2)	—
Current income tax recoverable	—	12.0	—	12.0	99.9	—	111.9
Inventories	5.7	440.3	—	446.0	540.8	—	986.8
Unrealized fair value of derivative assets	12.6	(1.6)	—	11.0	5.1	—	16.1
	692.4	1,920.5	(175.5)	2,437.4	5,671.5	(6,028.2)	2,080.7
Non-current assets
Property, plant and equipment	26.8	2,677.2	—	2,704.0	2,213.6	—	4,917.6
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	141.5	—	—	141.5	1.4	—	142.9
Investments in associate and joint ventures	—	5.5	—	5.5	158.1	—	163.6
Intercompany investments	3,150.2	1,699.7	(4,360.2)	489.7	11,787.5	(12,277.2)	—
Unrealized fair value of derivative assets	19.0	(14.7)	—	4.3	1.7	—	6.0
Other long-term assets	8.6	121.6	—	130.2	281.1	—	411.3
Long-term intercompany receivables	3,250.6	2,084.3	(1,758.8)	3,576.1	3,396.9	(6,973.0)	—
Deferred tax assets	—	0.7	—	0.7	93.8	—	94.5
Total assets	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72.9	$207.0	$—	$279.9	$184.9	$—	$464.8
Intercompany payables	120.1	601.0	(175.5)	545.6	5,482.6	(6,028.2)	—
Current income tax payable	—	10.9	—	10.9	61.7	—	72.6
Current portion of long-term debt	—	—	—	—	—	—	—
Current portion of provisions	—	13.2	—	13.2	80.0	—	93.2
Current portion of unrealized fair value of derivative liabilities	7.1	—	—	7.1	—	—	7.1
	200.1	832.1	(175.5)	856.7	5,809.2	(6,028.2)	637.7
Non-current liabilities
Long-term debt	1,733.2	—	—	1,733.2	—	—	1,733.2
Provisions	11.1	367.4	—	378.5	482.7	—	861.2
Other long-term liabilities	—	85.0	—	85.0	87.2	—	172.2
Long-term intercompany payables	1,199.2	2,779.0	(1,758.8)	2,219.4	4,753.6	(6,973.0)	—
Deferred tax liabilities	—	229.9	—	229.9	160.8	—	390.7
Total liabilities	3,143.6	4,293.4	(1,934.3)	5,502.7	11,293.5	(13,001.2)	3,795.0

Equity
Common shareholders’ equity
Common share capital	$14,894.2	$1,713.3	$(1,713.3)	$14,894.2	$18,053.2	$(18,053.2)	$14,894.2
Contributed surplus	238.3	2,396.0	(2,396.0)	238.3	4,402.0	(4,402.0)	238.3
Accumulated deficit	(11,026.1)	243.5	(243.5)	(11,026.1)	(10,157.4)	10,157.4	(11,026.1)
Accumulated other comprehensive income (loss)	39.1	7.4	(7.4)	39.1	(20.6)	20.6	39.1
Total common shareholders’ equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,277.2	(12,277.2)	4,145.5
Non-controlling interest	—	—	—	—	38.8	—	38.8
Total equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,316.0	(12,277.2)	4,184.3

Total liabilities and equity	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

fs 60

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$113.8	$127.0	$—	$240.8	$803.1	$—	$1,043.9
Restricted cash	—	3.0	—	3.0	7.5	—	10.5
Accounts receivable and other assets	4.8	24.0	—	28.8	79.4	—	108.2
Intercompany receivables	541.2	982.7	(111.6)	1,412.3	4,800.6	(6,212.9)	—
Current income tax recoverable	—	10.0	—	10.0	113.3	—	123.3
Inventories	1.5	294.1	—	295.6	709.6	—	1,005.2
Unrealized fair value of derivative assets	1.5	(0.5)	—	1.0	—	—	1.0
	662.8	1,440.3	(111.6)	1,991.5	6,513.5	(6,212.9)	2,292.1
Non-current assets
Property, plant and equipment	29.3	2,132.7	—	2,162.0	2,431.7	—	4,593.7
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	82.7	—	—	82.7	0.4	—	83.1
Investments in associate and joint ventures	—	—	—	—	157.1	—	157.1
Intercompany investments	3,306.1	405.7	(2,781.0)	930.8	8,841.5	(9,772.3)	—
Unrealized fair value of derivative assets	—	—	—	—	—	—	—
Other long-term assets	10.2	115.8	—	126.0	244.2	—	370.2
Long-term intercompany receivables	3,056.2	2,675.1	(2,273.1)	3,458.2	3,023.5	(6,481.7)	—
Deferred tax assets	—	0.8	—	0.8	75.7	—	76.5
Total assets	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.9	$100.8	$—	$166.7	$212.9	$—	$379.6
Intercompany payables	196.6	494.7	(111.6)	579.7	5,633.2	(6,212.9)	—
Current income tax payable	—	3.0	—	3.0	3.4	—	6.4
Current portion of long-term debt	249.5	—	—	249.5	—	—	249.5
Current portion of provisions	—	6.6	—	6.6	43.7	—	50.3
Current portion of unrealized fair value of derivative liabilities	3.8	6.6	—	10.4	5.6	—	16.0
	515.8	611.7	(111.6)	1,015.9	5,898.8	(6,212.9)	701.8
Non-current liabilities
Long-term debt	1,731.9	—	—	1,731.9	—	—	1,731.9
Provisions	9.9	232.1	—	242.0	478.8	—	720.8
Other long-term liabilities	—	78.6	—	78.6	70.1	—	148.7
Long-term intercompany payables	1,000.4	2,957.5	(2,273.1)	1,684.8	4,796.9	(6,481.7)	—
Deferred tax liabilities	—	268.3	—	268.3	230.7	—	499.0
Total liabilities	3,258.0	4,148.2	(2,384.7)	5,021.5	11,475.3	(12,694.6)	3,802.2

Equity
Common shareholders’ equity
Common share capital	$14,603.5	$1,398.3	$(1,398.3)	$14,603.5	$18,460.7	$(18,460.7)	$14,603.5
Contributed surplus	239.2	936.0	(936.0)	239.2	2,360.8	(2,360.8)	239.2
Accumulated deficit	(10,922.1)	450.7	(450.7)	(10,922.1)	(11,018.2)	11,018.2	(10,922.1)
Accumulated other comprehensive loss	(31.3)	(4.0)	4.0	(31.3)	(31.0)	31.0	(31.3)
Total common shareholders’ equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,772.3	(9,772.3)	3,889.3
Non-controlling interest	—	—	—	—	43.9	—	43.9
Total equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,816.2	(9,772.3)	3,933.2

Total liabilities and equity	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

fs 61

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$2,036.4	$1,699.8	$(1,653.3)	$2,082.9	$1,389.1	$—	$3,472.0

Cost of sales
Production cost of sales	1,999.1	1,075.4	(1,652.7)	1,421.8	562.0	—	1,983.8
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	—	855.0
Impairment charges	—	—	—	—	139.6	—	139.6
Total cost of sales	2,007.3	1,440.8	(1,653.3)	1,794.8	1,183.6	—	2,978.4
Gross profit	29.1	259.0	—	288.1	205.5	—	493.6
Other operating expense	7.5	77.3	—	84.8	124.5	—	209.3
Exploration and business development	20.9	18.5	—	39.4	54.9	—	94.3
General and administrative	93.0	4.0	—	97.0	46.7	—	143.7
Operating earnings (loss)	(92.3)	159.2	—	66.9	(20.6)	—	46.3
Other income (expense) - net	94.6	3.6	—	98.2	234.2	(309.9)	22.5
Equity in earnings (losses) of associate, joint ventures and intercompany investments	(44.4)	36.6	(172.7)	(180.5)	(0.8)	180.1	(1.2)
Finance income	25.8	16.0	(5.7)	36.1	74.2	(102.8)	7.5
Finance expense	(89.1)	(47.5)	5.7	(130.9)	(106.5)	102.8	(134.6)
Earnings (loss) before tax	(105.4)	167.9	(172.7)	(110.2)	180.5	(129.8)	(59.5)
Income tax expense - net	1.4	4.8	—	6.2	(55.8)	—	(49.6)
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$(5.1)	$—	$(5.1)
Common shareholders	$(104.0)	$172.7	$(172.7)	$(104.0)	$129.8	$(129.8)	$(104.0)

fs 62

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,603.8	$1,225.4	$(1,217.9)	$1,611.3	$1,440.9	$—	$3,052.2

Cost of sales
Production cost of sales	1,572.5	772.0	(1,218.2)	1,126.3	708.5	—	1,834.8
Depreciation, depletion and amortization	6.8	322.4	0.3	329.5	568.2	—	897.7
Impairment charges	—	299.9	—	299.9	399.1	—	699.0
Total cost of sales	1,579.3	1,394.3	(1,217.9)	1,755.7	1,675.8	—	3,431.5
Gross profit (loss)	24.5	(168.9)	—	(144.4)	(234.9)	—	(379.3)
Other operating expense	4.6	11.7	—	16.3	59.9	—	76.2
Exploration and business development	20.8	12.4	—	33.2	74.8	—	108.0
General and administrative	127.8	3.4	—	131.2	48.2	—	179.4
Operating loss	(128.7)	(196.4)	—	(325.1)	(417.8)	—	(742.9)
Other income (expense) - net	246.3	(71.4)	—	174.9	1,034.4	(1,229.6)	(20.3)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(1,076.3)	(346.1)	700.4	(722.0)	3.2	722.0	3.2
Finance income	41.0	39.7	—	80.7	53.9	(126.3)	8.3
Finance expense	(65.0)	(25.0)	—	(90.0)	(132.3)	126.3	(96.0)
Earnings (loss) before tax	(982.7)	(599.2)	700.4	(881.5)	541.4	(507.6)	(847.7)
Income tax expense - net	(1.8)	(101.2)	—	(103.0)	(38.7)	—	(141.7)
Net (loss) earnings	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Common shareholders	$(984.5)	$(700.4)	$700.4	$(984.5)	$507.6	$(507.6)	$(984.5)

fs 63

Kinross Gold Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net earnings (loss)	$(104.0)	172.7	(172.7)	(104.0)	124.7	(129.8)	(109.1)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	49.8	—	—	49.8	1.0	—	50.8
Reclassification to earnings for impairment charges	—	—	—	—	—	—	—
Accumulated other comprehensive (income) loss related to investments sold (b)	(8.5)	—	—	(8.5)	—	—	(8.5)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	7.4	20.4	—	27.8	1.4	—	29.2
Accumulated other comprehensive (income) loss related to derivatives settled (d)	0.5	(2.7)	—	(2.2)	1.1	—	(1.1)
	49.2	17.7	—	66.9	3.5	—	70.4
Equity in other comprehensive income (loss) of intercompany investments	21.2	—	(17.7)	3.5	—	(3.5)	—
Total comprehensive income (loss)	$(33.6)	$190.4	$(190.4)	$(33.6)	$128.2	$(133.3)	$(38.7)

Attributable to non-controlling interest	$—	$—	$—	$—	$(5.1)	$—	$(5.1)
Attributable to common shareholders	$(33.6)	$190.4	$(190.4)	$(33.6)	$133.3	$(133.3)	$(33.6)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$1.3	$8.9	$—	$10.2	$0.4	$—	$10.6
(d) Net of tax of	$0.2	$(1.7)	$—	$(1.5)	$0.4	$—	$(1.1)

fs 64

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net earnings (loss)	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(28.3)	—	—	(28.3)	0.2	—	(28.1)
Reclassification to earnings for impairment charges	7.6	—	—	7.6	—	—	7.6
Accumulated other comprehensive (income) loss related to investments sold (b)	—	—	—	—	—	—	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(8.2)	(24.6)	—	(32.8)	(5.3)	—	(38.1)
Accumulated other comprehensive income related to derivatives settled (d)	24.8	37.6	—	62.4	11.0	—	73.4
	(4.1)	13.0	—	8.9	5.9	—	14.8
Equity in other comprehensive income (loss) of intercompany investments	18.9	—	(13.0)	5.9	—	(5.9)	—
Total comprehensive income (loss)	$(969.7)	$(687.4)	$687.4	$(969.7)	$508.6	$(513.5)	$(974.6)

Attributable to non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Attributable to common shareholders	$(969.7)	$(687.4)	$687.4	$(969.7)	$513.5	$(513.5)	$(969.7)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(11.7)	$—	$(11.7)	$(1.4)	$—	$(13.1)
(d) Net of tax of	$—	$17.9	$—	$17.9	$3.4	$—	$21.3

fs 65

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	—	855.0
Impairment charges	—	—	—	—	139.6	—	139.6
Equity in losses (earnings) of associate, joint ventures and intercompany investments	44.4	(36.6)	172.7	180.5	0.8	(180.1)	1.2
Share-based compensation expense	13.5	—	—	13.5	—	—	13.5
Finance expense	89.1	47.5	(5.7)	130.9	106.5	(102.8)	134.6
Deferred tax expense (recovery)	(1.5)	(57.5)	—	(59.0)	(90.7)	—	(149.7)
Foreign exchange losses (gains) and other	(60.3)	63.2	—	2.9	11.5	—	14.4
Reclamation expense (recovery)	—	—	—	—	27.2	—	27.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	(23.3)	—	(25.6)	4.4	—	(21.2)
Inventories	(4.1)	(22.6)	0.6	(26.1)	105.6	—	79.5
Accounts payable and accrued liabilities	0.5	112.3	—	112.8	127.1	—	239.9
Cash flow provided from (used in) operating activities	(16.5)	621.1	(5.7)	598.9	1,038.7	(412.7)	1,224.9
Income taxes paid	—	(20.5)	—	(20.5)	(105.2)	—	(125.7)
Net cash flow provided from (used in) operating activities	(16.5)	600.6	(5.7)	578.4	933.5	(412.7)	1,099.2
Investing:
Additions to property, plant and equipment	(5.5)	(291.2)	—	(296.7)	(337.1)	—	(633.8)
Business acquisition	—	(588.0)	—	(588.0)	—	—	(588.0)
Net additions to long-term investments and other assets	(8.7)	(28.5)	—	(37.2)	(22.6)	—	(59.8)
Net proceeds from the sale of property, plant and equipment	—	0.6	—	0.6	8.5	—	9.1
Decrease (increase) in restricted cash	—	(1.6)	—	(1.6)	0.5	—	(1.1)
Interest received and other	0.7	1.2	—	1.9	1.6	—	3.5
Net cash flow used in investing activities	(13.5)	(907.5)	—	(921.0)	(349.1)	—	(1,270.1)
Financing:
Issuance of common shares on exercise of options	2.8	—	—	2.8	—	—	2.8
Proceeds from issuance of equity	275.7	—	—	275.7	—	—	275.7
Proceeds from issuance of debt	—	—	—	—	—	—	—
Repayment of debt	(250.0)	—	—	(250.0)	—	—	(250.0)
Interest paid	(73.5)	—	—	(73.5)	—	—	(73.5)
Dividends received from (paid to) common shareholders and subsidiaries	—	—	—	—	(309.9)	309.9	—
Intercompany advances	90.7	325.5	5.7	421.9	(524.7)	102.8	(0.0)
Other	(3.3)	—	—	(3.3)	—	—	(3.3)
Net cash flow provided from (used in) financing activities	42.4	325.5	5.7	373.6	(834.6)	412.7	(48.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	2.3	—	2.3
Increase (decrease) in cash and cash equivalents	12.4	18.6	0.0	31.0	(247.9)	—	(216.9)
Cash and cash equivalents, beginning of period	113.8	127.0	—	240.8	803.1	—	1,043.9
Cash and cash equivalents, end of period	$126.2	$145.6	$0.0	$271.8	$555.2	$—	$827.0

fs 66

KINROSS GOLD ANNUAL REPORT 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.8	322.4	0.3	329.5	568.2	—	897.7
Impairment charges	—	299.9	—	299.9	399.1	—	699.0
Equity in losses (earnings) of associate, joint venture and intercompany investments	1,076.3	346.1	(700.4)	722.0	(3.2)	(722.0)	(3.2)
Share-based compensation expense	17.1	—	—	17.1	—	—	17.1
Finance Expense	65.0	25.0	—	90.0	132.3	(126.3)	96.0
Deferred tax expense (recovery)	—	79.3	—	79.3	(26.3)	—	53.0
Foreign exchange losses (gains) and other	(240.1)	25.1	—	(215.0)	239.3	—	24.3
Reclamation expense (recovery)	—	—	—	—	(7.9)	—	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.0	35.8	—	37.8	53.2	—	91.0
Inventories	2.1	13.9	(0.3)	15.7	47.8	—	63.5
Accounts payable and accrued liabilities	(16.1)	13.9	—	(2.2)	30.1	—	27.9
Cash flow provided from (used in) operating activities	(71.4)	461.0	—	389.6	1,935.3	(1,355.9)	969.0
Income taxes paid	—	(9.9)	—	(9.9)	(127.5)	—	(137.4)
Net cash flow provided from (used in) operating activities	(71.4)	451.1	—	379.7	1,807.8	(1,355.9)	831.6
Investing:
Additions to property, plant and equipment	(16.8)	(302.1)	—	(318.9)	(291.1)	—	(610.0)
Business acquisitions	—	—	—	—	—	—	—
Net additions to long-term investments and other assets	(0.3)	(29.1)	—	(29.4)	(30.3)	—	(59.7)
Net proceeds from the sale of property, plant and equipment	1.0	0.8	—	1.8	1.5	—	3.3
Decrease in restricted cash	—	0.5	—	0.5	30.3	—	30.8
Interest received and other	0.3	1.9	—	2.2	1.8	—	4.0
Net cash flow used in investing activities	(15.8)	(328.0)	—	(343.8)	(287.8)	—	(631.6)
Financing:
Issuance of common shares on exercise of options	—	—	—	—	—	—	—
Proceeds from issuance of debt	—	22.5	—	22.5	—	—	22.5
Repayment of debt	—	(22.5)	—	(22.5)	(80.0)	—	(102.5)
Interest paid	(47.6)	—	—	(47.6)	(1.2)	—	(48.8)
Dividends received from (paid to) common shareholders and subsidiaries	—	(16.3)	—	(16.3)	(1,213.3)	1,229.6	—
Intercompany advances	(63.6)	(251.1)	—	(314.7)	188.4	126.3	—
Other	(2.9)	—	—	(2.9)	—	—	(2.9)
Net cash flow used in financing activities	(114.1)	(267.4)	—	(381.5)	(1,106.1)	1,355.9	(131.7)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(7.9)	—	(7.9)
Increase (decrease) in cash and cash equivalents	(201.3)	(144.3)	—	(345.6)	406.0	—	60.4
Cash and cash equivalents, beginning of period	315.1	271.3	—	586.4	397.1	—	983.5
Cash and cash equivalents, end of period	$113.8	$127.0	$—	$240.8	$803.1	$—	$1,043.9

fs 67

KINROSS GOLD ANNUAL REPORT 2016

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES Gold Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8) Kinross Gold Corporation’s Share at December 31, 2016 Proven Probable Proven and Probable Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 10,332 0.8 271 100,154 0.6 1,862 110,486 0.6 2,133 Fort Knox Area USA 100.0% 26,981 0.5 406 77,708 0.4 1,100 104,689 0.4 1,506 Kettle River USA 100.0% 18 8.6 5 72 8.4 20 90 8.4 25 Round Mountain Area USA 100.0% 33,551 0.7 727 23,554 0.7 540 57,105 0.7 1,267 Subtotal 70,882 0.6 1,409 201,488 0.5 3,522 272,370 0.6 4,931 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 57,425 0.6 1,195 241,975 0.6 4,616 299,400 0.6 5,811 Paracatu Brazil 100.0% 383,487 0.4 5,044 260,159 0.5 3,990 643,646 0.4 9,034 Subtotal 440,912 0.4 6,239 502,134 0.5 8,606 943,046 0.5 14,845 AFRICA Chirano Ghana 90.0% 5,017 1.1 180 6,176 3.5 692 11,193 2.4 872 Tasiast Mauritania 100.0% 28,858 1.3 1,238 100,639 2.1 6,777 129,497 1.9 8,015 Subtotal 33,875 1.3 1,418 106,815 2.2 7,469 140,690 2.0 8,887 RUSSIA Dvoinoye Russia 100.0% 1,039 6.6 220 1,251 9.9 399 2,290 8.4 619 Kupol Russia 100.0% 978 7.2 228 5,323 8.5 1,455 6,301 8.3 1,683 Subtotal 2,017 6.9 448 6,574 8.8 1,854 8,591 8.3 2,302 Total Gold 547,686 0.5 9,514 817,011 0.8 21,451 1,364,697 0.7 30,965 68 KINROSS GOLD ANNUAL REPORT 2016

Silver

Kinross Gold Corporation's Share at December 31, 2016

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Round Mountain Area	USA	100.0%	679	10.2	222	3,770	8.3	1,010	4,449	8.6	1,232
Subtotal			679	10.2	222	3,770	8.3	1,010	4,449	8.6	1,232
SOUTH AMERICA											
Cerro Casale [8]	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Subtotal			57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
RUSSIA											
Dvoinoye	Russia	100.0%	1,039	11.5	386	1,251	16.1	646	2,290	14.0	1,032
Kupol	Russia	100.0%	978	95.6	3,006	5,323	102.2	17,483	6,301	101.1	20,489
Subtotal			2,017	52.3	3,392	6,574	85.8	18,129	8,591	77.9	21,521
Total Silver			60,121	3.7	7,136	252,319	3.7	30,289	312,440	3.7	37,425

Copper

Kinross Gold Corporation's Share at December 31, 2016

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (%)	Proven Pounds (Mlb)	Probable Tonnes (kt)	Probable Grade (%)	Probable Pounds (Mlb)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (%)	Proven and Probable Pounds (Mlb)
SOUTH AMERICA											
Cerro Casale [8]	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Subtotal			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Total Copper			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

KINROSS GOLD ANNUAL REPORT 2016 69

Silver Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8) Kinross Gold Corporation’s Share at December 31, 2016 Proven Probable Proven and Probable Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 679 10.2 222 3,770 8.3 1,010 4,449 8.6 1,232 Subtotal 679 10.2 222 3,770 8.3 1,010 4,449 8.6 1,232 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 57,425 1.9 3,522 241,975 1.4 11,150 299,400 1.5 14,672 Subtotal 57,425 1.9 3,522 241,975 1.4 11,150 299,400 1.5 14,672 RUSSIA Dvoinoye Russia 100.0% 1,039 11.5 386 1,251 16.1 646 2,290 14.0 1,032 Kupol Russia 100.0% 978 95.6 3,006 5,323 102.2 17,483 6,301 101.1 20,489 Subtotal 2,017 52.3 3,392 6,574 85.8 18,129 8,591 77.9 21,521 Total Silver 60,121 3.7 7,136 252,319 3.7 30,289 312,440 3.7 37,425 Copper Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8) Kinross Gold Corporation’s Share at December 31, 2016 Proven Probable Proven and Probable Kinross Interest Tonnes Grade Pounds Tonnes Grade Pounds Tonnes Grade Pounds Property Location (%) (kt) (%) (Mlb) (kt) (%) (Mlb) (kt) (%) (Mlb) SOUTH AMERICA Cerro Casale 8 Chile 25.0% 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444 Subtotal 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444 Total Copper 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444 KINROSS GOLD ANNUAL REPORT 2016 69

 MEASURED AND INDICATED MINERAL RESOURCES Gold Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8, 9) Kinross Gold Corporation’s Share at December 31, 2016 Measured Indicated Measured and Indicated Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 24,881 0.6 517 176,056 0.5 3,031 200,937 0.5 3,548 Fort Knox Area USA 100.0% 7,321 0.5 114 87,703 0.5 1,326 95,024 0.5 1,440 Kettle River USA 100.0% – – – 245 4.7 37 245 4.7 37 Round Mountain Area USA 100.0% 23,593 0.5 403 52,441 0.9 1,529 76,034 0.8 1,932 White Gold Yukon 100.0% – – – 9,788 2.7 840 9,788 2.7 840 Subtotal 55,795 0.6 1,034 326,233 0.6 6,763 382,028 0.6 7,797 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 5,739 0.3 56 68,423 0.4 787 74,162 0.4 843 La Coipa 9 Chile 100.0% 5,364 1.8 307 25,452 1.8 1,440 30,816 1.8 1,747 Lobo Marte Chile 100.0% 96,646 1.1 3,525 88,720 1.2 3,489 185,366 1.2 7,014 Maricunga Chile 100.0% 35,908 0.8 937 209,097 0.7 4,492 245,005 0.7 5,429 Paracatu Brazil 100.0% 137,307 0.3 1,264 178,201 0.3 2,003 315,508 0.3 3,267 Subtotal 280,964 0.7 6,089 569,893 0.7 12,211 850,857 0.7 18,300 AFRICA Chirano Ghana 90.0% 3,565 1.9 217 7,906 2.3 581 11,471 2.2 798 Tasiast Mauritania 100.0% 6,555 0.9 197 65,821 1.4 2,947 72,376 1.4 3,144 Subtotal 10,120 1.3 414 73,727 1.5 3,528 83,847 1.5 3,942 RUSSIA Dvoinoye Russia 100.0% 3 6.4 1 37 34.5 41 40 32.2 42 Kupol Russia 100.0% 27 12.5 11 915 6.4 188 942 6.6 199 Subtotal 30 11.9 12 952 7.5 229 982 7.6 241 Total Gold 346,909 0.7 7,549 970,805 0.7 22,731 1,317,714 0.7 30,280 Silver Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8, 9) Kinross Gold Corporation’s Share at December 31, 2016 Measured Indicated Measured and Indicated Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 612 8.7 172 5,896 6.6 1,252 6,508 6.8 1,424 Subtotal 612 8.7 172 5,896 6.6 1,252 6,508 6.8 1,424 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 5,739 1.2 220 68,423 1.1 2,328 74,162 1.1 2,548 La Coipa 9 Chile 100.0% 5,364 40.0 6,893 25,452 70.1 57,341 30,816 64.8 64,234 Subtotal 11,103 19.9 7,113 93,875 19.8 59,669 104,978 19.8 66,782 RUSSIA Dvoinoye Russia 100.0% 3 19.6 2 37 20.2 24 40 20.2 26 Kupol Russia 100.0% 27 153.8 134 915 85.2 2,508 942 87.2 2,642 Subtotal 30 139.7 136 952 82.7 2,532 982 84.5 2,668 Total Silver 11,745 19.7 7,421 100,723 19.6 63,453 112,468 19.6 70,874 Copper 70 KINROSS GOLD ANNUAL REPORT 2016

Copper Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2016 Measured Indicated Measured and Indicated Kinross Interest Tonnes Grade Pounds Tonnes Grade Pounds Tonnes Grade Pounds Property Location (%) (kt) (%) (Mlb) (kt) (%) (Mlb) (kt) (%) (Mlb) SOUTH AMERICA Cerro Casale 8 Chile 25.0% 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265 Subtotal 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265 Total Copper 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265 INFERRED MINERAL RESOURCES Gold Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8, 9) Kinross Gold Corporation’s Share at December 31, 2016 Kinross Inferred Interest Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 49,472 0.4 648 Fort Knox Area USA 100.0% 13,036 0.5 193 Kettle River USA 100.0% 23 14.4 11 Round Mountain Area USA 100.0% 99,784 0.6 1,863 White Gold Yukon 100.0% 2,166 1.8 125 Subtotal 164,481 0.5 2,840 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 123,860 0.4 1,498 La Coipa 9 Chile 100.0% 2,121 1.5 101 Lobo Marte Chile 100.0% 2,003 1.1 69 Maricunga Chile 100.0% 53,133 0.6 1,044 Paracatu Brazil 100.0% 20,846 0.3 185 Subtotal 201,963 0.4 2,897 AFRICA Chirano Ghana 90.0% 1,590 3.0 152 Tasiast Mauritania 100.0% 5,575 1.9 345 Subtotal 7,165 2.2 497 RUSSIA Dvoinoye Russia 100.0% 329 10.2 108 Kupol Russia 100.0% 571 7.1 131 Subtotal 900 8.2 239 Total Gold 374,509 0.5 6,473 KINROSS GOLD ANNUAL REPORT 2016 71

Silver Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8, 9) Kinross Gold Corporation’s Share at December 31, 2016 Kinross Inferred Interest Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 2,301 5.8 428 Subtotal 2,301 5.8 428 SOUTH AMERICA Cerro Casale 8 Chile 25.0% 123,860 1.0 4,126 La Coipa 9 Chile 100.0% 2,121 45.2 3,081 Subtotal 125,981 1.8 7,207 RUSSIA Dvoinoye Russia 100.0% 329 12.7 135 Kupol Russia 100.0% 571 104.4 1,918 Subtotal 900 70.9 2,053 Total Silver 129,182 2.3 9,688 Copper Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2016 Kinross Inferred Interest Tonnes Grade Pounds Property Location (%) (kt) (%) (Mlb) SOUTH AMERICA Cerro Casale 8 Chile 25.0% 123,860 0.19 523 Subtotal 123,860 0.19 523 Total Copper 123,860 0.19 523 72 KINROSS GOLD ANNUAL REPORT 2016

Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 17.00 per ounce and a copper price of $US 2.40 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates: Russian Ruble to $US 60 Chilean Peso to $US 650 Brazilian Real to $US 3.25 Ghanaian Cedi to $US 4.00 Mauritanian Ouguiya to $US 330 (2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 20.00 per ounce, and a copper price of $US 3.00 per pound. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. (3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2016 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. (4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7. (5) Except as provided in Note (8), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101. (6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. (7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration. (8) Estimates for the Cerro Casale project are based on a project update completed by Barrick Gold Corporation in the first half of 2011 and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates: Mineral reserves – Gold price of $US 1,000 per ounce for 2017-2020, $US 1,200 per ounce after; Silver price of $US 13.75 per ounce for 2017-2020, $US 16.50 per ounce after; Copper price of $US 2.25 per pound for 2017-2020, $US 2.75 per pound after; 675 Chilean Peso to the $US dollar Mineral resources – Gold price of $US 1,500 per ounce, Silver price of $US 18.75 per ounce, Copper price of $US 3.50 per pound, 675 Chilean Peso to the $US dollar The mineral reserve and mineral resource estimates for Cerro Casale were prepared under the supervision of Mr. Rick Sims, who is a qualified person as defined by NI 43-101. (9) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership; however, Kinross has a 75% interest in the Phase 7 project. KINROSS GOLD ANNUAL REPORT 2016 73

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre- Feasibility Study or Feasibility Study. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. 74 KINROSS GOLD ANNUAL REPORT 2016

SUMMARIZED FIVE-YEAR REVIEW ( 5, 6) (in millions, except per share amounts) 2016 2015 2014 2013 2012 Operating results from continuing operations Production (attributable) (Au. eq. oz.) 2,789,150 2,594,652 2,710,390 2,631,092 2,617,813 Revenue $ 3,472.0 $ 3,052.2 $ 3,466.3 $ 3,779.5 $ 4,307.3 Production cost of sales (per Au. eq. oz.) $ 712.0 $ 696.0 $ 720.0 $ 743.0 $ 705.0 Net loss from continuing operations attributable (104.0) (984.5) (1,400.0) (3,012.6) (2,546.2) to common shareholders Net cash flow provided from operating activities 1,099.2 831.6 858.1 796.6 1,317.3 Capital expenditures 633.8 610.0 631.8 1,262.4 1,858.3 Financial position Cash, cash equivalents and short-term investments $ 827.0 $ 1,043.9 $ 983.5 $ 734.5 $ 1,982.5 Working capital 1,443.0 1,590.3 1,982.7 1,692.9 2,281.8 Total assets 7,979.3 7,735.4 8,951.4 10,286.7 14,882.6 Long-term debt (including current portion) 1,733.2 1,981.4 2,058.1 2,119.6 2,632.6 Common shareholders’ equity 4,145.5 3,889.3 4,843.0 6,014.0 9,850.2 Per share data Net loss from continuing operations $ (0.08) $ (0.86) $ (1.22) $ (2.64) $ (2.24) attributable to common shareholders – basic Market Average realized gold price per ounce $ 1,249.0 $ 1,159.0 $ 1,263.0 $ 1,402.0 $ 1,643.0 2016 KINROSS SHARE TRADING DATA High Low TSX (Cdn dollars) First quarter $ 4.64 $ 1.90 Second quarter $ 7.49 $ 4.20 Third quarter $ 7.56 $ 5.16 Fourth quarter $ 5.75 $ 3.87 NYSE (U.S. dollars) First quarter $ 3.58 $ 1.31 Second quarter $ 5.82 $ 3.21 Third quarter $ 5.81 $ 3.93 Fourth quarter $ 4.27 $ 2.88 KINROSS GOLD ANNUAL REPORT 2016 75

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION All statements, other than statements of historical fact, contained or incorporated by reference in this annual report, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this annual report. Forward-looking statements contained in this annual report include, but are not limited to, those under the headings (or headings that include): “CEO letter to shareholders” and “2016 Achievements”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “estimated”, “expected”, “forecast”, “forward”, “intend”, “optimize”, “opportunity”, “phased”, “potential”, “promising”, “projection”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this annual report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis (MD&A) as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations, including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations, including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including, but not limited to, potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including, but not limited to, amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including, but not limited to, ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including, but not limited to, maintaining credit ratings consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including, but not limited to, the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the 76 KINROSS GOLD ANNUAL REPORT 2016

Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including, but not limited to, income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees), including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development, including, but not limited to, the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including, but not limited to, resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this annual report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States, including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. KINROSS GOLD ANNUAL REPORT 2016 77

Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce.7 Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce. A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce. A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties. Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this annual report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this annual report has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. ENDNOTES 1 “Attributable” includes Kinross’ 90% share of Chirano production. 2 “Adjusted net earnings (loss) attributable to common shareholders”, “Adjusted net earnings (loss) per share”, “Adjusted operating cash flow”, “production cost of sales per equivalent ounce sold” and “all-in sustaining cost per equivalent ounce sold” figures used throughout this report are non-GAAP financial measures. For the definition and reconciliation of these non-GAAP measures, refer to Section 11, Supplemental Information of Management’s Discussion and Analysis in this report. 3 Kinross’ guidance and outlook for 2017 represents forward-looking information and users are cautioned that actual results may vary. Please refer to the Cautionary Statement on page 76, as well as the Company’s news release dated February 15, 2017, available on our website at www.kinross.com. 4 See Mineral Reserve and Mineral Resource Statement in this 2016 Annual Report, page 68, and news release dated February 15, 2017 titled “Kinross provides update on organic development projects and exploration.” 5 Reported net loss includes an after-tax non-cash impairment charge of $139.6 million in 2016 (2015: $699.0 million; 2014: $932.2 million). 6 On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN. On June 28, 2012, the Company disposed of its interest in Crixás. The comparative figures exclude the results of FDN and Crixás. 7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure. 78 KINROSS GOLD ANNUAL REPORT 2016

Corporate Information Corporate Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Shareholder Services Toronto, Ontario, Canada Proxy Solicitation Agent Kingsdale Shareholder Services Toronto, Ontario, Canada Annual Shareholders Meeting Wednesday, May 3, 2017 at 10:00 a.m. EDT at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada Trading Data TSX K – common NYSE KGC – common Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Facsimile: 416-363-6622 Email: info@kinross.com Investor Relations Tom Elliott, Senior Vice-President, Investor Relations and Corporate Development Telephone: 416-365-3390 Email: tom.elliott@kinross.com Media Relations Louie Diaz, Director, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com Corporate Responsibility Ed Opitz, Vice-President, Safety and Sustainability Telephone: 416-369-6476 Email: ed.opitz@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 www.computershare.com/kinross Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, or contact us by email at info@kinross.com or call 1-866-561-3636. Corporate Responsibility Report Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative report every two years. In 2016, we published our 2015 Corporate Responsibility Report online at 2015corporateresponsibilityreport.kinross.com. A printed 2015 Corporate Responsibility Summary Report is also available by contacting Kinross. Our next comprehensive Corporate Responsibility Report will be published in 2018. Corporate Responsibility Report Kinross’ 2015 Corporate Responsibility Report chronicles our progress over the past two years in delivering on our commitment to responsible mining. @KinrossGold designed and produced by: www.smithandassoc.com Please recycle

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25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 www.kinross.com